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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
              Under Section 12(b) or (g) of The Securities Exchange
                                   Act of 1934

                          AVALON-BORDEN COMPANIES, INC.
                 (Name of Small Business Issuer in its charter)

              Delaware                                    63-0967802
  (State or other jurisdiction of                     (I. R. S. Employer
   incorporation or organization)                     Identification No.)

        777 South Lawrence Street, Suite 100
                Montgomery, Alabama                           36104
      (Address of principal executive offices)              (Zip Code)

Issuer's telephone number (334) 264 - 7747

Securities to be registered pursuant to Section 12(b) of the Act.


      Title of each class           Name of each exchange on which registered
              None                                     N/A

Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
                                (Title of Class)

PART I

Item 1. Description of Business.

         Business Development

         Avalon-Borden Companies, Inc., a Delaware corporation ("ABCO"), formerly named Borden Companies, Inc., was incorporated under the laws of the State of Delaware on August 4, 1986. See Exhibit 3.1 - Articles of Incorporation and Amendments. ABCO is the successor entity resulting from a September 24, 1986 reorganization between Borden Companies, Inc. and Amaze Incorporated, a non-operating public corporation incorporated under the laws of the State of Utah on May 14, 1984. A Certificate of Merger, dated September 24, 1986, was filed with the Secretary of State of Delaware under the name of Borden Companies, Inc. on October 6, 1986.

         A Plan and Agreement of Reorganization between Borden Companies, Inc. and Das A. Borden & Company was made December 12, 1986, and Das A. Borden & Company became a wholly owned subsidiary of Borden Companies, Inc. See Exhibit
2.1 - Plan and Agreement of Merger. The largest secured creditor of Das A. Borden & Company acquired the assets of the Das A. Borden & Company in 1992 through a Chapter 11 proceeding filed in 1988. The Chapter 11 proceeding was finalized and dismissed in 1996. Das A. Borden & Company (although inactive) continued as a wholly owned subsidiary of Borden Companies, Inc. until a reverse stock exchange was made in 1997 removing Das A. Borden & Company as a wholly owned subsidiary of Borden Companies, Inc. ABCO's name was changed from Borden Companies, Inc. to Avalon-Borden Companies, Inc. pursuant to a Certificate of Amendment of Certificate of Incorporation dated February 19, 1998. See Exhibit
3.1 - Articles of Incorporation and Amendments.

         ABCO sat dormant with no business activity until February 1998. ABCO acquired the business assets of Chattanooga Regional Interconnect, Inc. ("CRI"), a cable advertising business located in Chattanooga, Tennessee, pursuant to an Asset Purchase Agreement entered into on May 29, 1998. See Exhibit 10.1 - Asset purchase Agreement. The purchase price of the CRI assets was $600,000, in the form of $300,000 cash and a $300,000 promissory note. On June 16, 1998, ABCO formed Avalon Media Group, Inc., a Tennessee Corporation ("AMG"), as a wholly-owned subsidiary of ABCO, and transferred the acquired CRI assets into AMG for the purpose of operating the cable advertising business.

         ABCO also undertook the acquisition of the Reynolds Metals Company's Alloy's Facilities located in and around Muscle Shoals, Alabama in March of 1998. The Alloys facilities consists of the Reynold's Alloys rolling mill, the Alabama and Southern Reclamation Plants and the Sheffield coil coating facility (collectively referred to as "Alloys Complex"). A Letter of Intent between ABCO and Reynolds was executed on

June 22, 1998 which gave ABCO the exclusive right to acquire the Alloys Complex. See Exhibit 10.2 - Letter of Intent.

         On December 2, 1998, ABCO agreed to assign the Reynolds' Letter of Intent to Wise Metals Company in exchange for a post-acquisition equity position in ACC, or a cash fee of at least One Million Dollars ($1,000,000), plus reimbursement by Wise of all of ABCO's expenses relating to the acquisition of the Alloys Complex. See Exhibit 10.3 - Memorandum of Understanding. On December 9, 1998, ABCO assigned the Reynolds' Letter of Intent to Wise Alloys, L.L.C. pursuant to a Mutual Release Agreement entered into on April 29, 1999, ABCO received from Wise a total cash consideration of $1,670,632.96, with $1,387,500 constituting a release fee, and $283,132.96 representing the reimbursement of ABCO's expenses relating to the acquisition of the Alloys Complex. See Exhibit
10.5 - Mutual Release Agreement.

         In May 1999 ABCO acquired certain communication's technology pursuant to a Technology Purchase Agreement dated May 21, 1999 by and between H.G. "Rusty" Thornhill and ABCO. See Exhibit 10.6 - Technology Purchase Agreement. Pursuant to the Technology Purchase Agreement, ABCO acquired the sole and exclusive title to certain digital communication technology developed by Mr. Thornhill, including a patent on certain data transfer technology, Patent No. 5,535,229, in exchange for 2,236,000 shares of common stock of ABCO.

         Also in May 1999, ABCO acquired an irrevocable, exclusive, worldwide, fully paid up and fully transferable license in certain digital cable ad-insertion technology pursuant to a Licensing Agreement by and between Global Interconnect Corporation, Inc. and ABCO. See Exhibit 10.7 - Licensing Agreement. Pursuant to the Licensing Agreement, ABCO acquired "any and all technical know-how, patent rights and licensed products relating in any way to digital cable ad-insertion," owned by Global Interconnect Corporation, Inc. Such technology license includes certain software and hardware designs, developments, programs and systems known as the Opticerter, Opticom, Opticor, Ncerter, SiteManager and Calpro.

         The principal executive offices of ABCO are located at: 777 South Lawrence Street, Suite 100, Montgomery, Alabama 36104 and 404 Avalon Avenue, Suite 200, Muscle Shoals, Alabama 35661. Avalon Media Group, Inc., a wholly owned subsidiary of ABCO, has its principal offices at 5959 Shallowford Road, Suite 4093, Chattanooga, Tennessee 37421. ABCO and its subsidiary each have fiscal year ends on November 31.

         Business of Issuer

         ABCO remained dormant since its formation until 1998, at which time it was activated to provide a corporate vehicle for acquiring certain developing and operational companies that in the opinion of management hold potential for profit to ABCO's shareholders. ABCO intends to pursue, identify and evaluate business acquisition opportunities primarily in technology related fields. Unless otherwise advisable,

ABCO's strategy is to acquire each target as a wholly owned subsidiary, with ABCO remaining a holding company of each enterprise.

         ABCO intends to identify and review various acquisition targets using both its management and certain professional advisers. ABCO's investigation and analysis of each proposed acquisition generally encompasses all aspects of the target's business. ABCO's management and consultant team is comprised of professionals in all of the major business disciplines, including legal, accounting, finance, business valuation, human resources, marketing and sales. If ABCO determines that a target meets ABCO's acquisition criteria, efforts to negotiate favorable terms of acquisition will proceed.

         ABCO believes that opportunities to acquire certain companies exist due to industry changes, market pressures, and the uncertainty of government regulation and the investment community. Management has recognized, and is of the opinion that, as the pace of business and technology grows, many promising companies will experience significant capital and management challenges that will exceed their internal resources and capabilities. ABCO believes that it has the ability to develop and manage strategic plans for such business acquisition opportunities, which are expected to enhance the market potential and profitability of each business. ABCO also believes its acquisitions and turnaround management abilities will create selective opportunities for acquiring potentially profitable companies without extensive capital investment.

         ABCO hopes to provide strategic planning and management in the area of effective growth strategies, margin maximization, overhead expense control, development of systems, economies of scale, and effective management of utilization enabling it to develop long term, mutually beneficial relationships with its acquired business partners. ABCO will strive to enhance the ability of the target businesses to compete successfully in a fast changing, highly competitive business environment.

Overview of current business operations

         ABCO's first acquisition took place in May 1998 when ABCO acquired all of the operating assets of Chattanooga Regional Interconnect ("CRI") into a wholly owned subsidiary named Avalon Media Group, Inc. ("AMG"), a Tennessee corporation. The purchase price of CRI was $600,000 in the form of $300,000 cash at closing, and a $300,000 promissory note. The promissory note was guaranteed by one of ABCO's Directors, Das A. Borden. See Exhibit 10.1 - Asset Purchase Agreement. AMG currently has a Five (5) member Board of Directors consisting of James M. Bohannon, Maurice Mitchell, Das Borden, William M. Keever and Peter Waraksa. ABCO and its subsidiaries currently employ a total of eight individuals, with an additional five independent contractors providing various services. ABCO out-sources various work including legal, accounting and engineering. AMG uses Electronic Systems Products, a division of Antec Corporation in Atlanta, Georgia for much of its engineering work on its ad insertion technology.

         Using the assets acquired from CRI, AMG currently operates a turnkey cable advertising business that covers certain cable systems in eastern Tennessee, northern Alabama and northern Georgia. The CRI business is an established services provider company with eight years experience in contracting with cable TV operators. The primary function of the business is to sell the cable operator's advertising inventory ("Avails") that are provided on cable TV network channels such as CNN, ESPN and TNT. AMG remits a predetermined contract percentage of the advertising revenues it generates every month to each appropriate cable operator whose inventory was sold. AMG then realizes a profit after paying the cable operator fees and its own expenses. Revenues are currently being generated from nine (9) cable systems that AMG contracts with from four (4) different cable companies.

         The AMG business operation currently consists of a team of account executives in the Sales Department, a Video Production Department, and a combined Operations and Administrations Department. AMG is lead by President and Chief Operating Officer Peter Waraksa, who oversees each of ABCO's departments. See Exhibit 10.10 - Employment Agreement. The Account Executives ("AE's") are responsible for selling the cable avails to businesses and ad agencies in their assigned territories. AE's compensation consists of a nominal monthly base or guarantee, plus a commission incentive based on performance. AE's may also earn commissions on sales of AMG's video production services.

         The Video Production Department is responsible for creating quality television commercials primarily for, but not limited to, AMG's advertising clients. As part of the process of creating a television commercial, a videographer will consult with a client to develop scripts, coordinate on-site filming with AMG's camera and lighting equipment, and edit the recorded material at AMG's in-house studio to achieve the final desired product. The Production Department is also responsible for editing and encoding the commercial break tapes containing the client's commercials to be aired on the cable inventory they have purchased. Once the commercial advertisements are encoded as an mpeg file, the digital file is then ready to be transferred to the appropriate head-end using telephone, ISDN, DSL or satellite distribution.

         The Operations Department is responsible for transporting the avails mpeg files to each cable system on a weekly basis and to maintain the ad-insertion equipment that resides in each of the cable system's head sites. The Operations Department assists the Production Department with the advertisement preparation and editing activities. Operations and Administration work in tandem to manage avails scheduling and invoicing functions, known as traffic and billing, as submitted by the AE's. Most clients are billed monthly or immediately after the end of their purchased avails schedule, whichever occurs first.

         AMG is positioned geographically to have its AE's sell cable avails to local businesses in each community immediately served by the cable operator, and to regional area businesses and ad agencies that desire to target the circle of influence offered by AMG. This model will be a significant marketing focus in AMG's future growth plans as it expands from base of operations in the Southeast. Management intends to roll out the AMG services geographically based on a cluster strategy. AMG will target cable operators that are located geographically close to one another in order to develop head-end clusters. Clustering head-ends will enable ABCO to use certain economies of scale with a local and regional advertisement sales force, equipment installation and maintenance, and Commercial avails production.

The Ad Insertion Industry

     The U.S. cable television industry currently consists of approximately 11,000 total cable systems, known as cable head-ends, located throughout the country. ABCO has identified the small (less than 5,000 subscribers) and medium (less than 20,000 subscribers) U.S. Cable head-ends as a sizable opportunity for the marketing of its digital ad-insertion turnkey service program. ABCO's primary sources of data on the cable industry is from the Cable Advertising Bureau, an industry supported firm dedicated to collecting and providing essential marketing statistics, the Cable Fact Book by Warren Publishing, and Paul Kagan Associates, Inc., a key industry market analysis company.

         Research indicates that presently only 30% of the total U.S. cable systems (or approximately 3,335 systems) are actively generating local advertising revenue. Management notes that just one-third of the industry's total cable systems generated over $1.9 billion in advertising revenues during 1997. In comparison, advertising revenues for cable television as a whole, including national networks, regional sports networks and local ad insertions, totaled more than $7.9 billion the same year. Consequently, over 7000 cable systems, approximately 70% of all cable head-end sites, are not taking advantage of the potentially profitable advertising spots made available on each cable channel. Most cable companies have found cable ad insertion as either financially or technically prohibitive.

         ABCO believes the industry currently lacks a cost efficient solution for digital ad-insertion. ABCO believes the cable industry needs a comprehensive nationwide platform that additionally focuses on the small and medium sized cable company market. The largest ad insertion equipment manufacturers are generally focused on systems designed for the largest cable companies. Given that most small and medium sized cable companies are capital constrained, focused on core subscriber's services, and lack the personnel expertise skilled in ad sales and insertion operations, ABCO believes this provides an opportunity for the AMG Digital Turnkey Service Solution.

         ABCO believes there are several reasons why a large number of cable systems still have no local advertising. First, there are substantial start-up costs in the digital insertion equipment required to perform local ad insertion. Many of these unutilized systems serve households that are in rural areas of the U.S. Historically, these rural areas did not always have sufficient local businesses in which to generate a reasonable return on even the average analog equipment investment required in establishing local ad insertion services. Digital ad insertion equipment should resolve the issue of too few local businesses by allowing for regional marketing of clustered rural cable systems.

However, the cost for this investment as provided by industry equipment suppliers is even higher than the analog counterparts.

         Second, many of the cable operators in the rural areas of the country have no expertise or desire to provide the resources necessary to organize these smaller systems for local ad insertion. Operators generally state that they realize more return on investing capital to serve more households in their areas of operation when compared to a build from scratch ad insertion program investment. Consequently, management believes that the majority of the cable television ad insertion industry has remained in a state of underdevelopment, being forced to continue operating without a vehicle to tap the markets potential with regional cable television advertising.

         This condition keeps regional and national advertisers from gaining any advantage that might be realized if local cable advertising time were easily accessible throughout the U.S. The major broadcast television networks (i.e. ABC, CBS, NBC and FOX) currently profit from this advantage in their industry with annual revenues totaling over $30 billion among the four broadcast companies. Total cable advertising revenues for 1998 will exceed $9 billion, of which only 24% will be attributable to the currently unorganized local spot cable sector of the market.

Current services and operations

         In May 1998, ABCO purchased Chattanooga Regional Interconnect, Inc.
(CRI). CRI was an existing Analog Cable Ad Insertion Turnkey and Production Company, operating for almost 10 years in eastern Tennessee, northwest Georgia and northeast Alabama. The purchase of CRI included Ad Sales, Video Production and Operations personnel, contracts for turnkey services with four cable companies operating nine cable television markets, and equipment for ad insertion and ad production services. See Exhibit 10.1 - Asset Purchase Agreement. AMG has recently converted the CRI operation to the AMG proprietary digital advertising model, which will likely reduce costs and provide substantial potential for increasing revenues through enhanced flexibility in marketing cable advertising inventory at much greater spot fees.

         With the acquisition of CRI, Avalon Media Group, Inc. is an established advertising services turnkey provider with experienced industry professionals. The primary function of the business is to sell local cable television advertising inventory ("avails") that are provided on cable TV networks such as CNN, ESPN and TNT for the cable operators to resell. This is generally two minutes per hour, for twenty-four hours per day, seven days a week for each network and is guaranteed in the broadcasting agreement with the cable company. AMG remits a predetermined percentage of the advertising revenues it generates every month to each appropriate cable operator whose inventory was sold. AMG then realizes a profit after paying the cable operator fees and its own expenses. Revenues are currently being generated from nine cable systems currently under exclusive 3 to 5 year contracts with AMG. See Part F/S.

         Although AMG has recently converted the existing cable head-ends to its digital insertion equipment, the revenues and expenses from AMG operations are nonetheless based on the former analog insertion equipment. ABCO believes the digital platform should generally enhance revenues and reduce the expenses associated with maintaining analog equipment. In fact, AMG has begun experiencing a reduction in maintenance costs of its inserters, as well as an increase in the average price per avail using fixed position advertisements. See
Part I, Item 3 - Management Discussion and Analysis.

         The AMG business operation currently consists of a team of four account executives in the Sales Department, a Video Production Department with two personnel, and an Operations and Administrative Department with two employees. The account executives are responsible for selling the cable avails to businesses and ad agencies in their assigned territories. Compensation is provided via a nominal monthly guarantee plus a commission incentive based on performance. Account executives may also earn commissions on sales of AMG's video production services to clients.

         The Video Production Department is responsible for creating quality television commercials primarily for, but not limited to, AMG clients. A videographer will consult with a client to develop scripts, coordinate on-site filming with AMG's camera and lighting equipment, and edit the recorded material at AMG's in-house studio to achieve the final desired product. The Production Department is also currently responsible for editing and encoding the commercials to be aired on the cable inventory that has been purchased.

         The Operations department is responsible for transporting the encoded commercial files to each cable system on a weekly basis and to maintain the digital insertion equipment that resides in each of the cable system's head sites. Operations also assist the Production Department with the preparation and editing of the digital advertisements. Operations and Administration work in tandem to manage avails scheduling and invoicing functions (called "traffic and billing" in the industry) as submitted by the account executives. Most clients are billed monthly or immediately after the end of their purchased avails schedule, whichever occurs first.

Business conditions

     ABCO believes there is an opportunity that currently exists in the cable advertising industry for a turnkey ad-insertion service provider. This opportunity is identified as the 70% of the cable systems available for an ad insertion services program and the acquisition of existing turnkey ad insertion service companies that are under-performing due to technology constraints. AMG plans to benefit from these opportunities by addressing the industry conditions with the cost effective strategic use of technology and seasoned management expertise. AMG will initially focus on demographically desirable small and medium size cable companies without advertising insertion capabilities in regional geographic clusters throughout the United States.

     Management believes that AMG digital technology, marketed correctly inside a services solution, can overcome certain barriers that currently exist in the cable television ad insertion market. AMG believes its turnkey service approach is uniquely positioned to provide a solution for digital ad insertion services with a competitive cost basis compared to other industry providers. The AMG platform provides proprietary digital insertion equipment and management software, digital encoding services, regionally and locally deployed sales forces, 24 x 7 customer service with automated alarms and notification, and a referral network for ad production in every locality served. The cable system operator provides only the space and plugs for the equipment, with AMG providing all equipment and personnel necessary for ad sales and insertion.

         ABCO believes its digital technology will enable it to overcome many of the barriers presently blocking the growth of the cable ad insertion industry. For example, scheduling constraints, logistics and high maintenance costs with existing analog ad insertion equipment, among other factors, currently impede the cable advertising industry. Much of the analog ad insertion equipment in use today does not provide a great deal of flexibility for scheduling advertiser's commercials on specific programs. Many of the operators must sell advertising to a client for a week at a time with a minimum of four commercials per day. This limits the industry in two primary factors: the ability to sell only to clients that have the budget to purchase a large weekly schedule and not having the option to sell commercials in popular events, such as NFL football games, for a premium rate.

         Logistics and maintenance are a high cost factor with operating analog ad insertion equipment. Advertiser commercials are recorded onto break tapes that must be physically transported to and installed at each cable system's head-end site each week. If problems with the operation of the systems are suspected, then another trip to the site in question is required. The analog tape players at these sites are primarily mechanical devices that demand frequent maintenance that again requires a service technician to travel to each site for a repair visit.

         The use of ABCO's digital ad insertion equipment and software can overcome many of the limitations sustained today by the cable television industry. The digital equipment is personal computer based so that it can be operated, maintained, monitored and even upgraded remotely. As with most PC's, there is extreme ease of maintenance and service as each module is a standard nineteen inch rack mount Personal Computer configuration, with fold down front panel with fan filter and emergency power shutdown and a simple rear connector panel for channel assignment and standard USB and Serial connector ports. The entire system can be easily UPS box shipped and standard PCI/ISA motherboard connectors provide easy maintenance and parts replacement.

Technology

         ABCO received a license for the Hardware and Software designs for its Digital Insertion Equipment and the supporting software operations in May of 1999. This technology was developed over a five-year period with upwards of seven million dollars of capital. The license provides a global, perpetual, exclusive, fully paid-up, royalty free license to AMG for the complete platform for digital insertion services originally designed by Global Interconnect Corporation. Since the licensing of such technology, AMG has completed additional design, development and manufacturing improvements to the digital ad insertion technology. The result is an efficient, scaleable, state-of-the-art equipment solution, already being deployed according to AMG Business forecasts. AMG now owns all license and intellectual property rights for its proprietary, comprehensive equipment and software solution for meeting the needs of the ad-insertion market.

         ABCO has an on-going program of technological improvement in an attempt to revise, improve and enhance the hardware and software components of its technology, adding features and functionality to better serve market needs. ABCO has spent approximately $350,000 on research and development of its ad insertion technology over the last two years. AMG utilizes Electronic System Products, an Antec Company ("ESP"), both with enhancing its current digital insertion system, and designing and developing new system components to address ongoing changes in technology and the insertion industry.

         ESP has assigned an engineering team lead by Vice President Eric Berkobin to continually address design and development issues of the AMG digital technology. The engineering team includes both software and hardware engineers. ESP is a full service contract engineering research and development firm that provides services on a project or program basis. ESP has provided services since 1989. ESP is divided into three departments that are technology based and represent core competencies. These technical competencies include RF design engineering, Digital and ASIC development services, and application and embedded Software capabilities. ESP derives about 75% of its client base from the cable TV industry. The balance is generated from satellite, telecommunications and consumer electronics industries.

         The costs borne by ABCO in developing its insertion technology is not borne or passed through to its cable clients. ABCO believes such development costs will be recouped as a result of the efficiency and flexibility of the new digital ad insertion technology. By way of explanation, the AMG digital insertion equipment is responsible for inserting commercial advertisements into the video and audio data streams at the local cable head-end sites. To operate ABCO's ad insertion system, client commercials are converted to a computer file and then transmitted to each cable system via high-speed phone lines or satellite, eliminating the need for weekly visits to each site. The commercials are inserted into the video and audio stream of each cable channel pursuant to the avails schedule using the AdPlayer(TM) digital insertion equipment.

         The AdPlayer is an enhanced Pentium computer designed to interface with cable television equipment in order to play digital Video and Audio commercial files. The AdPlayer is currently being manufactured by Mitsuba Southeast Inc. of 4775 River Green Parkway, Duluth, GA. However, ABCO has identified and interviewed several additional manufacturing sources. Each AdPlayer has four separate video channels, allowing it to operate ad insertion on up to four different cable television networks simultaneously in a remote location. Except for the AdPlayer's proprietary technology, the unit's components are primarily off-the-shelf devices available from a variety of manufacturers allowing for optimum sourcing from multiple vendors. A principal component in each AdPlayer is the mpeg decoder card. The decoder card is currently being purchased off-the-shelf from Visual Circuits Corp. in Minneapolis, Minnosota. United Printed Circuits, Inc in Huntsville, Alabama manufactures the printed circuit boards for the DTMF tone decoder board.

         AMG used ESP to manufactured an initial thirty-eight (38) AdPlayer systems. The costs of these systems were funded through lease financing provided by Nationwide Funding, L.L.C. located in Chicago, Illinois. See Exhibit 10.11 - Lease Agreement. Eighteen (18) of these AdPlayer units were used to convert the nine (9) cable head-end sites acquired in the CRI asset purchase. The remaining twenty (20) units are to be deployed as new cable advertising contracts are obtained.

         The AdPlayer contains two proprietary circuit boards that are used to interface the AdPlayer module with the cable television equipment and for detecting television network cue tones that signal the AdPlayer to engage in commercial playback mode. The proprietary circuit boards are presently being manufactured by Prime Technologies, Inc. in Atlanta, Georgia. ABCO has additional sources of manufacturing for these components, including Spectral Response, Inc, in Atlanta, Georgia, a computer component maker that has manufactured the boards in the past for ABCO. Each module is also designed to operate with a variety of modems to allow for high-speed communication and operation. Multiple AdPlayers may be connected together for added channel capacity via an ethernet cable. Space requirements and serviceability of each unit is optimized with its standardized 19-inch wide rack mount design. There are only two moving parts within the system, requiring minimal routine maintenance.

Standard AdPlayer components include the following:

I. Standard 19 inch PC rack mount enclosure (with flip cover for maintenance and front cover power control)
II.      Surge protector power supply
III.     PIII - ATX motherboard with Intel Pentium Processor
IV.      Hard Drive (6.4 G +)
V. Network I/O PCI Card/Modem (Interface options for XDSL, Cable modem, ISDN, Pots and Satellite & Ethernet)
VI.      Video Decoder Card (4 channel)
VII.     Proprietary Tone Decoder Card
VIII.    Proprietary Relay PCI Card
IX. I/O Connectors (Channel Audio/Video Input/Output USB/Parallel Serial/Keyboard connectors)
X.       Software Description Summary
XI.      Microsoft NT Operating System
XII.     Proprietary Control and Application Software

         Certain proprietary software programming allows for flexible commercial scheduling on any available cable network time slot. All of the ad insertion software can be remotely upgraded and serviced. ABCO's ad insertion software is contained primarily in two proprietary software systems called CalPro(TM) and SiteMgr(TM) The software includes the following functions:

I.       Traffic and Billing
II.      Multiyear Inventory Control
III.     Fixed position, Run of Schedule and Make Good Scheduling
IV.      Alternate Network Selection
V.       Detailed Management Reporting
VI.      Selectable Automatic Filler Spots
VII.     Automatic Log Retrieval & Confirmation Reporting
VIII.    Remote Upgrades
IX.      Remote Monitoring & Repairing
X.       Remote & Onsite Diagnostics
XI.      Automatic Modem Initialization
XII.     Automatic Alarms and Notification
XIII.    Automatic Watchdog & Failsafe Functions

Sales Operations

         AMG must recruit advertising sales personnel for the implementation of its marketing plan. ABCO organizes its cable systems into regional clusters to ease advertisement sales. AMG will deploy two distinct types of Sales Forces. The first, the Cable Services Sales Force, will market the AMG Digital Turnkey Services to the various Cable Companies. This is conducted with "in person" direct sales meetings with the management and principals of the local cable franchises. The sales force will be geographically targeted to leverage the regional clustering of advertising spot sales. The Cable Services Sales functions are currently performed by AMG's president and two independent contractors.

         The second sales force, the Spot Advertising Sales Force, is organized to focus on local, regional and nationwide sales of the available advertising spots on each of the serviced cable systems. This will include coordination with the national distributors of advertising spots such as Cable Networks, Inc.
(CNI) and National Cable Communications (NCC), who provide 100% coverage today for cable systems to receive national cable ad placement. ABCO's National and Regional sales staff will concentrate their efforts on building the internet based sales system, as well as personal sales calls on national and regional advertisers. Finally, the local ad sales force will conduct direct sales in each cluster's market and sale the local commercial avails. Additionally, the local sales representatives will work with the local Video Production relationships to create new ads for local business enterprises or local tagging on nationwide or regional spots.

         AMG is currently involved in various stages of discussion with approximately fifty (50) additional cable systems, and projects adding at least 100 additional head-ends over the next 6 months. See Part I, Item 2 - Management Discussion and Analysis.

ABCO believes these sites will be obtained both through direct negotiation with the cable operators and through the acquisition of existing cable systems and ad insertion turnkey companies. AMG has recently executed four (4) additional Advertising Insertion Agreements with cable operators in Georgia and North Carolina. Each of these Agreements are for Five (5) year terms and require operator fees to be paid in the amount of 24% to 25% of the gross collected monthly revenues. See Exhibit 10.12 and 10.13 - Advertising Insertion Agreements.

         ABCO's long-term strategic plans include expanding its sales efforts to additional ad insertion markets. Although cable television ad-insertion is a vast market with great potential, other lucrative ad-insertion opportunities are emerging. These will provide additional revenue potential without diminishing cable's ad-insertion cash flow. These other markets include:

         o    Low power broadcast television stations
         o    Network broadcasting affiliates
         o    Local Internet providers
         o    Wireless cable television
         o Multi-unit, private systems (hotels, apartment complexes, condominiums, etc.)

Competition

         ABCO believes it has recognized an opportunity to serve the cable insertion market by leveraging its proprietary ad insertion technology in a turnkey solution platform, thereby participating in shared revenues generated by the sale and insertion of cable advertisements. AMG has chosen to provide cable ad insertion on a full service turnkey basis, rather than simply manufacturing and selling ad insertion equipment. ABCO believes it can competitively take and maintain market share in several distinct ways.

         First, ABCO believes the AMG platform significantly expands the number of potential advertisements that can be operated cost effectively. The average small and medium cable company that operates insertion systems typically only insert advertisements on its top four channels due to hardware and operations costs. AMG, with its cost efficient platform will plan to serve eight to sixteen channels depending upon the revenue potential and subscriber base.

         Second, the opportunity to sell a larger number of spots exists on each of the AMG insertion channels since the digital platform can address every two minutes (generally in four thirty second increments) per hour per day where advertisement space is contractually open for local resale. The existing analog systems have been historically limited by the physical constraints of the VHS tape production and playback system used to insert advertisements. Also, in the AMG Digital System there is no time constraint for pre-production where tapes must be shipped overnight prior to playback. With digital encoding, files can be sent real time for distribution and scheduled insertion. Therefore, servicing the advertisers with a higher quality performance system to address their timing requirements.

         All of these capabilities will be packaged to enable the Cable Company client to share in new revenues generated without a capital commitment or redirection by cable management resources outside of its core competencies and critical business functions. AMG has designed the solution for generating untapped revenues for its client base and created value via its integrated outsource solution. Finally, as with any industry or market, new turnkey digital insertion competitors could eventually enter the cable advertising market toward the goal of taking market share away from AMG. However, AMG believes that by being the first to the market with an aggressive digital turnkey approach will result in significant brand building, thereby ensuring loyalty in the industry.

         Pricing for advertising is currently based primarily on analogue ad-insertion, and is fairly stable and rationalized for the cable industry. Fees are a function of the network channel viewership and the number of subscribers inside the cable operator's service area. AMG business plan assumptions are very conservative to known industry metrics, especially given the fact that all AMG head-end sites will contain digital instead of analogue insertion equipment. Consequently, AMG can offer unique ad spot pricing opportunities. Given the small incremental costs associated with the operations of placing an additional run of an advertisement in a digital system, AMG can offer significant discounts on unused inventory of run times, where all additional revenues are incremental to the baseline. Thus, AMG is ensured of being competitive with any other turnkey provider that enters the market.

         However, AMG's digital platform also gives it the ability to dramatically increase revenues through what is known as fixed position advertising. Currently, tape-based analogue insertion can only insert ads through what is called a run-of-schedule insertion schedule. Run-of-schedule advertisements will air in the order in which they are played on the VHS or Beta tape player at the head-end site. As a result, the advertiser cannot be assured exactly when his commercial will air, thereby eliminating his ability to target his advertisements at a certain time of day or during a certain television program. This inability to schedule and thus target the commercial to specific times or programs has resulted in a lower price for locally inserted television avails. However, with state-of-the-art digital insertion equipment and sophisticated scheduling software, AMG can perform fixed position ad-insertion, guaranteeing the exact commercial break an advertisement will air. Consequently, AMG can charge more for its avails that are purchased for a fixed-position.

         Overall competition in the cable ad insertion industry can be viewed from three separate perspectives. The AMG Turnkey Service indirectly competes with the digital and analog insertion equipment manufacturers in that Cable Companies have the option of purchasing, installing and operating their own equipment. AMG does not intend to directly compete with ad insertion manufacturers as ABCO will not offer AMG Digital Equipment for sale or lease, and will only offer integrated services that include equipment and operations. Because of the cost per channel for digital equipment, and the rather limited budgets of the small to medium size cable operators, there has been little move by cable systems to acquire equipment and perform their own insertion.

         There also exist a number of regionally deployed ad insertion service providers. Although many of the existing turnkey companies utilize analog equipment for the AMG intended market segment, several are beginning or have deployed digital insertion systems. The analog systems are not as cost efficient nor as potentially lucrative as a digital insertion platform. Moreover, cable operators generally refuse to engage a tape-based turnkey where a digital alternative exists. In essence, the operators know digital equipment offers lower costs with higher returns. Moreover, cable companies want more recent digital technology in their head-ends, for no other reason than to ensure that the cable signals, which pass through the ad inserter, will not be interfered with and the quality will not be degraded.

         The second perspective regarding competition is that AMG will compete with all media channels for advertisement dollars, such as broadcast TV, radio, and print media such as newspapers and local periodicals. There is a strong infrastructure inside the cable industry that AMG will utilize, demonstrating the value of the unique targeted advertising that cable insertion provides. The premium value of quality video is an effective marketing tool especially when coupled with a matched targeted audience provides the advertiser with a more cost effective investment.

         Finally, ABCO believes it can take and keep market share based on what AMG management believes is a lead-time from any serious competition entering its target market. This is because of the technological advancements AMG has made with its digital insertion system, as well as AMG's continued ability to stay off competition through its plan of over-laying its insertion services over other new or existing insertion service providers. In sum, AMG believes it can take market share simply because of the lack of any viable alternative, and keep market share by using experienced management deploying the most advanced digital equipment.

         Obviously, as with any industry or market, new turnkey digital insertion competitors could eventually enter the cable advertising market. However, AMG believes that by being the first to the market with an aggressive digital turnkey approach will result in significant brand building, thereby ensuring loyalty in the industry. See Part I, Item 2 - Risk Factors.

Future Market Opportunities

         Beyond the market segregation of the unserved small and medium cable companies exist opportunities in newly emerging markets such as LMDS and MMDS Wireless Cable franchises, local TV Satellite broadcast services and Internet Multicasting services. Incrementally, there is the opportunity to replace existing inefficient analog systems currently in operation for large and medium cable companies that are already operating ad insertion services. Moreover, AMG is further developing its CalPro(TM) software into an internet based advertising sales system. The internet site will allow local, regional and national advertisers, as well as advertising and rep-firms to access AMG's available commercial spot inventory and identify, schedule and purchase avails directly on-line. This internet-based system already has an auctioning feature built-in, enabling AMG to maximize the revenue generated from its inventory of avails.

         In addition to the proposed business plan, AMG will also evaluate future opportunities for the acquisition of cable systems and existing third party ad insertion turnkey companies, toward the goal of converting as many cable head ends as possible to the AMG digital platform, taking advantage of the corresponding efficiencies available from consolidating to a common digital distribution platform.

Item 2. Management's Discussion and Analysis or Plan of Operation.

         Avalon-Borden Companies, Inc. has focused its financial and management resources on the development of Avalon Media Group, Inc., its wholly owned subsidiary. Presently, the success of ABCO is wholly dependent on the business of AMG. AMG has been operating since June 1, 1998, using the cable advertising assets acquired from Chattanooga Regional Interconnect, Inc. in May 1998. AMG operates as an outsourced turnkey solutions contractor to cable companies managing their local cable television network advertising inventory.

         AMG's fiscal operating year is currently December 1st through November 30th.

Results During Partial Fiscal Year 1998

         AMG incurred a pre tax net operating profit during its first partial fiscal year of June 1, 1998 to November 30, 1998, in the amount of $74,776 as audited by Cade & Assoc. of Birmingham, Alabama. This net profit resulted from $513,169 in revenues generated from operations serving 47,600 household subscribers making the pre tax net profit equate to approximate 14.2% of revenues. Depreciation and amortization expenses during this period totaled approximately $54,560. The local cable television advertising industry's average net monthly revenue per subscriber in 1997 was $2.72. AMG's performance of average net monthly revenue per subscriber in 1998 was $1.54. When compared to industry standards, these results illustrate that AMG was approximately 43% below average subscriber revenues.

Results During Fiscal Year 1999

         AMG incurred a pre tax net operating profit for its fiscal year December 1, 1998 through November 30, 1999 in the amount of $31,899 as audited by Cade & Assoc. of Birmingham, Alabama. This net profit resulted from $863,586 in revenues generated from operations making the pre tax net profit equate to approximate 3.7% of revenues. Depreciation and amortization expenses during this period totaled approximately $118,072. AMG's performance of average net monthly revenue per subscriber in 1999 was $1.51.

Results To Date in Fiscal Year 2000

         AMG incurred a pre tax net operating loss for its first six months of fiscal year December 1, 1999 through November 30, 2000 in the amount of ($18,816) as compiled by Cade & Assoc. of Birmingham, Alabama. This net loss resulted from $443,907 in revenues generated from operations. Depreciation and amortization expenses during this period totaled approximately $73,967. AMG's performance of average net monthly revenue per subscriber for this period was $1.53.

         AMG is currently payroll heavy when compared to the average cable ad sales operations of this size. This mode of operation is desirable now due to AMG's posturing for growth in the industry. Several activities, including new market prospecting, new market agreement sales, engineering refinements, equipment manufacturing coordination and fund raising efforts are all being focused on in addition to normal operations to best serve the future of the organization.

         AMG projects that it will generate annual net profits ranging from 30% to 38% of the Net Revenues for the Fiscal Year 2000. AMG currently operates in nine cable headend sites and projects it can add up to an additional 285 new sites in the first year of operation after obtaining additional financing. However, AMG has applied for certain lease financing in order to manufacture additional AdPlayers to meet demand with Nationwide Funding, L.L.C. located in Chicago, Illinois ("Nationwide"). Nationwide has provided lease financing for AMG in the past. See Exhibit 10.11.

         By the end of the fifth year AMG plans to be operating in a total of 1195 cable headend sites. This growth is predicted to yield total revenues of approximately $12 million during the first year and will provide approximately $3.6 million in pre tax income. ABCO's average revenue per subscriber at the end of year one is projected to be $1.14, much lower than that of the 1997 industry average of $2.72 per subscriber. Revenues for years 2 through 5 are projected as $60.4 million, $80.3 million, $105.6 million and $123.9 million respectively. Pre tax income for years 2 through 5 is projected to be $23.0 million, $31.2 million, $40.5 million and $46.8 million respectively. ABCO's average revenue per subscriber in years 2 through 5 is projected to be $1.78, $2.56, $2.82 and $2.89 respectively.

Management Discussion

         The cable advertising industry measures the profitability of each cable system's advertising program by calculating the net advertising revenue per month being generated per subscriber to the cable system. The local cable television advertising industry's average net monthly revenue per subscriber in 1997 was $2.72 (source: Paul Kagan Assoc. 1997). AMG's performance of average net monthly revenue per subscriber in 1998 was $1.54 and its performance of average net monthly revenue per subscriber for 1999 was $1.51.

         A recent trend in the cable television industry that may affect AMG's short term or long term liquidity is headend site consolidation. Cable systems are attempting to reduce costs by utilizing fewer cable signal distribution hubs or better know as headend sites. AMG contracts with cable operators to install proprietary computer based equipment and its sales force generates revenue from each of these headend sites' advertising inventory that serves specific communities. As more headend sites are considered for consolidation, AMG will need to find new opportunities to relocate its equipment in. If AMG retains equipment that cannot be placed in a new headend site, AMG will have trouble liquidating this to recoup the original investment required to manufacture it.

         AMG is also subject to uncertainties that may affect its short-term or long-term liquidity in the local cable television advertising industry. This is primarily due to AMG's plan to deploy its proprietary intellectual property in the form of computer based hardware and software known as the Adplayer. AMG will use the majority of its investment capital for acquiring components to produce significant quantities of its Adplayer equipment that is key to operating and managing the local cable television advertising inventory that it will contract for in each market. In the event that unforeseeable changes in the industry take place, AMG will not have any viable means of marketing or liquidating its proprietary Adplayer equipment if it becomes useless within the cable television or broadcast television markets. At best, AMG would be able to resell computer hardware components and parts from its Adplayer equipment in the U.S. used computer marketplace.

         AMG currently has commitments for capital expenditures totaling approximately $40,000 and expects to initiate additional capital expenditures within the next 30 days totaling an additional $450,000. These expenditures are for its proprietary Adplayer equipment, cable network cue tone detection equipment and a central office computer server that will be used to grow ABCO into new cable television advertising markets. The current expected source for these funds are from Nationwide Funding, a financial institution's leasing program that AMG has previously utilized. However, there is no guarantee that these funds will be obtained at this time.

         AMG has realized and expects to continue to realize the continuing trend of growth in the cable television advertising industry, which has been approximately 15% or better each year in the previous two years. This increase in revenues however, will not be guaranteed to continue and is dependent upon local, regional and national economic factors that are out of AMG's control.

         AMG is also realizing some increases to revenues after the conversion of its operation from third party analog ad insertion equipment to its proprietary digital Adplayer ad insertion equipment during the fall of 1999. To help insure that AMG may capitalize on the potential supplemental sales and revenues available through digital insertion technology, AMG has also hired a sales manager to lead this effort. AMG does not have any guarantees however, that the digital insertion equipment or the new sales management will continue to increase revenues that maximize additional income to ABCO.

         ABCO is presently seeking debt financing of $7.6 Million in order to grow the number of cable operators served by AMG (the "Financing"). Specifically, if capital funding is obtained in substantially the amount being pursued ($7.6 million), ABCO predicts substantial growth to be obtained that will have a significant material impact on the sales, revenues and income. Most of the funding being sought ($5.3 Million) will be used to manufacture and acquire equipment necessary in the operation of the digital advertising insertion services. See Part I, Item 1 - Technology. AMG used ESP to manufactured an initial thirty-eight (38) AdPlayer sytems. The costs of these systems were funded through lease financing provided by Nationwide Funding, L.L.C. located in Chicago, Illinois. See Exhibit 10.11 - Lease Agreement. Eighteen (18) of these AdPlayer units were used to convert the nine (9) cable head-end sites acquired in the CRI asset purchase. The remaining twenty (20) units are to be deployed as new cable advertising contracts are obtained.

         AMG currently operates in nine cable headend sites and projects it can add up to an additional 285 new sites in the first year of operation after obtaining financing. By the end of the fifth year AMG plans to be operating in a total of 1195 cable headend sites. This growth is predicted to yield total revenues of approximately $12 million during the first year and will provide approximately $3.6 million in pre tax income. ABCO's average revenue per subscriber at the end of year one is projected to be $1.14, much lower than that of the 1997 industry average of $2.72 per subscriber. Revenues for years 2 through 5 are projected as $60.4 million, $80.3 million, $105.6 million and $123.9 million respectively. Pre tax income for years 2 through 5 is projected to be $23.0 million, $31.2 million, $40.5 million and $46.8 million respectively. ABCO's average revenue per subscriber in years 2 through 5 is projected to be $1.78, $2.56, $2.82 and $2.89 respectively.

         Changes in line items on AMG's financial statement from one period to another will be noticed most on the Contract Labor and Contract Labor Engineering accounts. This is due to AMG's necessity to continue efforts on two specific fronts; 1) AMG is utilizing the services of outside professionals to advance its marketing efforts in order to position ABCO for rapid growth as soon as the requested capital funding is obtained and, 2) Technology in the computer industry is changing daily and AMG is continuing to maintain its intellectual property edge by obtaining the engineering services of leading digital systems design companies for continued enhancement of its systems that are crucial to the future success of the business plan.

         The seasonal nature of the cable television advertising industry is realized each year on AMG's financial condition. In general, the periods January through February and June through July are weaker revenue months when compared to the average of the entire year's revenues realized. The spring and fall months of each year are generally higher revenue months for AMG when compared with the average of the entire year.

Risk Factors

       As common with new technology based service ventures there are multiple risk factors in achieving Business Plan forecasts. Following is a summary of key risk variables.

Limited Operating History

       Although ABCO was formed in 1986, ABCO did not operate any business until 1998. Consequently, ABCO has only a limited operating history upon which investors may base an evaluation of its performance. ABCO's prospects must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of new and expanding businesses which primarily include (i) difficulties in establishing operational and financial creditability with suppliers, customers, employees and sources of lending and other financing; (ii) lack of recognized systems and procedures for the administration of operations, including delegation of responsibility and supervision of personnel; (iii) the selection of suitable personnel and integration of such persons into a cohesive organization; (iv) absence of sufficient capital and appropriate deployment and monitoring of such capital; and (v) lack of familiarity with specific conditions, events and circumstances associated with the industries in which the organization operates. ABCO is expected to experience in various degrees many of these problems and circumstances and, while management believes that certain of the executives that it has retained through acquisitions and otherwise have accumulated sufficient knowledge and understanding as a result of their collective experiences, ABCO may still be required to confront additional or comparable circumstances and events as ABCO's operations are expanded.

Seasonal Business; Quarterly Fluctuations

       The seasonal nature of the cable television advertising industry is realized each year on AMG's financial condition. In general, the periods January through February and June through July are weaker revenue months when compared to the average of the entire year's revenues realized. The spring and fall months of each year are generally higher revenue months when compared with the average of the entire year. In addition, quarterly results may vary from year to year due to the timing of new television promotions, new channel introductions, orders and sales, advertising expenditures, advertising promotional periods and such other seasonal factors such as election advertising. Accordingly, comparisons of quarterly information of ABCO's results of operations may not be indicative of ABCO's overall annual performance. See above Management's Discussion and Analysis of Results of Operations and Financial Condition.

Competition

       Although there is limited competition at present in the industries in which ABCO currently operates, the market could ultimately be characterized by intense competition, at such time as other organizations perceive the opportunities available in the industry. In addition, there are no significant barriers to entry in the business in which ABCO engages. For this reason, ABCO's business could be subject to substantial future competition. Many of the competitors could be substantially larger and have greater financial resources than ABCO. There can be no assurances that ABCO will be able to compete profitably with such other companies on a long-term basis.

Dependence on Key Suppliers

       ABCO believes its relationships with its suppliers are satisfactory and that alternative suppliers are available if relationships falter or existing suppliers are unable to keep up with ABCO's requirements. See Part I, Item 1 - Technology. However, there can be no assurance that ABCO's current or future suppliers will be able to meet ABCO's requirements on commercially reasonable terms or within scheduled performance times. Any interruption of ABCO's arrangements with suppliers could cause a delay in the production of ABCO's products for timely completion. The absence of suitable supply and service provision arrangements would have a material adverse effect on ABCO's operations.

Government Regulation

       While ABCO is not subject to extensive levels of regulation, a greater number of jurisdictions are broadening the scope of products and services that come within the jurisdiction of the regulatory authorities within such states. Consequently, the trend in regulation on a national basis is to encompass organizations, similar to ABCO, within the gambit of state or federal regulatory authority, the consequence of which may involve limited or greater control relevant to the products and services provided by ABCO.

Technological Changes

       ABCO's AMG subsidiary, as well as other operations and businesses that ABCO may acquire, in common with industry in general, are subject to rapid technological changes and obsolescence. In order for ABCO to compete effectively, it must offer quality and cost-effective products and services which receive customer acceptance and fulfill customer needs. To the extent that ABCO fails to keep up with technological and other advancements and enhancements in the manufacturing, distribution and marketing phases of its operations comparable to and competitive with those made by others in the industry, the marketing of ABCO's services and products may prove unsuccessful. There can be no assurances that ABCO's services and products will not be rendered obsolete by changing technology or that ABCO will be able to respond to advances in manufacturing technology in a manner that will be commercially feasible.

Risks Associated with Expansion and Acquisitions

       ABCO intends to expand through internal processes and acquisitions. Any expansion of operations, facilities and product lines or acquisitions ABCO may undertake will entail substantial risks since as it may involve specific operations, activities, services and products that may be unfamiliar to ABCO's management. At the present time, ABCO has various skilled but only limited management and operating personnel. Consequently, investors must assume the risk that ABCO (i) may develop or acquire operations for which ABCO does not possess sufficient managerial background to administer effectively, (ii) such expansion or acquisitions may ultimately involve expenditure of funds beyond the resources that will be available to ABCO at that time, and (iii) management of such expanded or acquired operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on ABCO's present and prospective activities.

Limited Marketing Activity, Uncertainty of Market Acceptance/Penetration

       Developing market acceptance for ABCO's existing and proposed products and services will require substantial marketing and sales efforts and the expenditure of a significant amount of funds to inform potential customers of the benefits and advantages of its products and services and achieve name recognition. There can be no assurance that ABCO will be able to penetrate existing markets on a wide scale basis or position its products and services to appeal to customers, or that any marketing efforts undertaken by ABCO will result in increased demand for or market acceptance of ABCO's existing and proposed products and services. There can be no assurance that ABCO will be able to successfully market ABCO's products or services or that the efforts will result in any significant increase in revenues.

Lack of Diversification

     The size of ABCO makes it unlikely that ABCO will be able to commit its funds to diversify the business until it has a proven track record, and ABCO may not be able to achieve the same level of diversification as larger entities engaged in this type of business. Consequently, the success of ABCO is wholly dependent on the business of its subsidiary in the cable advertising industry.

Reliance on Key Management

       ABCO's success is dependent on its key management listed and described in
Part I, Item 5 herein, the loss of whose services could significantly impede the achievement of ABCO's planned development objectives. ABCO currently does not maintain key man life insurance on any of its management. In addition, none of the officers or directors, or any of the other key personnel, except for Mr. Waraksa, has any employment agreement with ABCO. Therefore, there can be no assurance that these personnel will remain employed by ABCO. The success of ABCO's business objectives will require substantial additional expertise in such areas as finance, digital technology, cable television advertising sales, manufacturing and marketing, among others. Competition for qualified personnel among cable television related companies is intense, and the loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of ABCO's activities, could have a material adverse effect on

ABCO's business and results of operations. In addition, all decisions with respect to the management of ABCO will be made exclusively by the officers and directors of ABCO. Investors will only have rights associated with minority ownership interest to make decisions which effect ABCO. The success of ABCO, to a large extent, will depend on the quality of the directors and officers of ABCO.

Concentration of Share Ownership; Control of ABCO by Officers and Directors

     On the date hereof, the voting power of ABCO is concentrated in a small number of existing stockholders. See Part I, Item 4. In addition, Avalon-Borden Companies, Inc. owns 100% of Common Stock of Avalon Media Group, Inc. and has the power to elect all directors and approve or veto all matters requiring stockholder approval of ABCO. ABCO's officers and directors beneficially own approximately 45.60% of the outstanding shares of ABCO's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of ABCO. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of ABCO.

Indemnification of Directors and Officers

       The Bylaws of ABCO include provisions to the effect that ABCO may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, employee or agent to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any indemnification of directors, officer, or employees, could result in substantial expenditures being made by ABCO in covering any liability of such persons or in indemnifying them.

Conflicts of Interest

       The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of ABCO. As a result, certain conflicts of interest may exist between ABCO and its officers and/or directors which may not be susceptible to resolution. In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to ABCO. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to ABCO, any proposed investments for its evaluation.

No Assurance of Continued Public Trading Market; Risk of Low Priced Securities.

       Since April 14, 2000, there has been only a limited public market for the common stock of ABCO. The common stock of ABCO is currently quoted on the Over the Counter - Pink Sheets. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of ABCO's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell ABCO's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary Market.

Effects of Failure to Maintain Market Makers

       If ABCO is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers would result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance ABCO will be able to maintain such market makers.

Cash Dividends Unlikely

       ABCO has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

Forward-Looking Statements

       This Registration Statement contains "forward looking statements", including statements regarding, among other items, ABCO's business strategies, continued growth in ABCO's markets, projections, and anticipated trends in ABCO's business and the industry in which it operates. The Words "believe", "expect", "anticipate", "intends", forecast", "project", and similar expressions identify forward-looking statements. These forward-looking statements are based largely on ABCO's expectations and are subject to a number of risks and uncertainties, certain of which are beyond ABCO's control. ABCO cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Form 10-SB will in fact transpire or prove to be accurate. All subsequent written forward-looking statements attributable to ABCO or persons acting on its behalf are expressly qualified in their entirety by this section.

Item 3. Description of Property.

         ABCO leases approximately 500 square feet of office space in Montgomery, Alabama and approximately 1,800 square feet of office space in Muscle Shoals, Alabama. ABCO's subsidiary, AMG, leases approximately 1,300 square feet of office space in Chattanooga, Tennessee for the operation of its business. See Exhibit 10.9 - Office Lease. The lease in Montgomery, Alabama is with Carmichael, Carmichael and Mitchell on a month-to-month basis at a lease rate of $1,500 per month. Carmichael, Carmichael & Mitchell is an appraisal firm owned by three shareholders of ABCO, and managed by ABCO's President, Maurice C. Mitchell. It is expected that the rent-free lease will convert to a fair market lease when ABCO either raises additional capital or reaches a point of profitability that could warrant the additional office space. The lease in Muscle Shoals, Alabama is month to month at a rate of $900 per month. The AMG lease in Chattanooga, Tennessee is for a lease term of three years, and a monthly lease rate of $1,000 for year one, and $1,100 in years two and three. Consequently, the total monthly expense for leased facilities for both ABCO and its subsidiaries is currently $3,500.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth information regarding the beneficial ownership of shares of common stock as of May 31, 2000 by (i) all stockholders known to ABCO to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all officers and directors of ABCO (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):

================================================================================
                                                Amount and
                       Name and address of       nature of
  Title of class        beneficial owner        beneficial    Percent of class
                                                 ownership
================================================================================
                          Avalon Group, L.L.C.
                             404 Avalon Avenue,  12,350,000
Common                               Suite 200    Shares(1)       51.70%
================================================================================

----------------
(1) Avalon Group, L.L.C. is beneficially owned by DAs A. Borden and Tina Borden. DAs A. Borden is a Director of ABCO.

================================================================================
                                Muscle Shoals,
                                      AL 35661
================================================================================
                            James M. Bohannon,
                           Chairman and C.E.O.    1,000,000
Common                         105 Ocala Drive    Shares           4.18%
                     Montgomery, Alabama 36117
================================================================================
                          Maurice C. Mitchell,      825,000
                          President & Director      shares
                       777 S. Lawrence Street,                     3.45%
Common                               Suite 100
                     Montgomery, Alabama 36104
================================================================================
                       H. G. "Rusty" Thornhill    2,236,000
                              113 Apple Circle    shares
Common                   Crossville, Tennessee                     9.36%
                                         38555
================================================================================
                   Sarah G. Wallace, Secretary       50,000
                          716 Sweet Ridge Road       shares
                     Prattville, Alabama 36066                    0.209%
Common

================================================================================

Item 5. Directors and Executive Officers, Promoters and Control Persons.

         The names, ages, and respective positions of the directors, officers, and key employees of ABCO are set forth below. There are no other persons which can be classified as a promoter or controlling person of ABCO.



         Name                        Age                   Position
         ----                        ---                   --------
         James M. Bohannon            61        Chairman of the Board & Chief Executive
                                                Officer

         Das A. Borden                62        Director

         Maurice C. Mitchell          47        Director, President & Chief Financial
                                                Officer

         Peter Waraksa                42        President of AMG


         Sarah C. Wallace             49        Secretary


James M. Bohannon - Mr. Bohannon has served as Chairman & C.E.O. of ABCO for approximately two years, and a director of ABCO since 1996. Prior to joining ABCO in December 1996, has for the past 25 years served in management and director positions with banks and real estate holding companies. Since 1991, Mr. Bohannon has owned a proprietary consulting firm engaged in international banking and business consulting functions. Between 1985 and the present, Mr. Bohannon has also served as President of proprietary companies, Retail Information Systems, Inc., Real Estate Insurance Services and Fairmont Realty. These companies are engaged in providing information system software, construction and management services for real estate development, insurance and effectuation of residential and commercial real estate transactions. Between 1987 and 1991, Mr. Bohannon was President and owner of Ballard Companies, Inc. which is engaged in various land development activities. Mr. Bohannon has served as a Board member with Multi-Point, Inc., ARIX Corporation, Colonial BankGroup, Inc. and affiliated companies and with various Alabama Regional Banking Institutions. Upon successful completion of the offering, Mr. Bohannon is expected to devote approximately 50-75 % of his time to the business affairs of ABCO.

Das A. Borden - Director. Mr. Borden has been with ABCO in differing capacities since its inception in 1986. With extensive background in the venture capital community, Mr. Borden set into action ABCO's aggressive business plan. In 1972 he formed Das A. Borden Company, a real estate development and management firm, which syndicated over 65 limited partnerships throughout the Southeast and Southwest with total asset value in excess of $350,000,000. In September, 1987, Mr. Borden sold the assets of Das A. Borden & Company to a Dallas, Texas firm and as a result of their default on the purchase price in 1988, he filed Das A. Borden & Company into Chapter 11 for reorganization and converted the involuntary Chapter 7 petition in bankruptcy, which had been filed against him, to a Chapter 11 reorganization proceeding. Four years later Das Borden joined the small percentage nationwide to emerge successfully from Chapter 11 reorganization. Das A. Borden & Company's Chapter 11 proceeding was dismissed in December, 1996. Prior to formation of ABCO, Mr. Borden was engaged full time in general business and real estate development in Alabama. He is currently Chief Executive Officer and President of Avalon Investment & Securities Group, Inc., a member firm of the National Association of Securities Dealers ("NASD"). He is a registered NASD principal and served on the NASD District Business Committee for District No. 5 as Vice Chairman. He has served in various capacities with state and local real estate boards, is a licensed real estate broker and past president of the Home Builders Association of Alabama. He maintains membership in numerous professional organizations.

Maurice C. Mitchell, CPA, MAI - Mr. Mitchell has served as President, Chief Financial Officer and Director of ABCO for over three years. He is currently a shareholder in

Carmichael, Carmichael & Mitchell, L.L.C., a valuation and financial consulting firm located in Montgomery, Alabama. Mr. Mitchell is a certified public accountant with over twenty-five years experience in accounting, finance and valuation in the real estate and healthcare industries. He served in various capacities from 1977 to 1987 with Das A. Borden and Company, a real state development and management company, located in Muscle Shoals, Alabama, including Vice President of Finance and Director. He served as President and Chief Financial Officer from 1987 to 1990 of Phillips Development Company in Denver, Colorado, which was involved in asset management and real estate development in various states. He served as Chief Financial Officer of a 250 bed general hospital owned by Columbia HCA. He has been an owner of Carmichael, Carmichael & Mitchell, L.L.C. since 1992. He is a member of various professional organizations such as the American Institute of Certified Public Accountants and the Appraisal Institute.

Peter Waraksa - President & Chief Operating Officer of AMG since its inception in June 1998. Mr. Waraksa has been in the cable advertising business for over fourteen (14) years, having formerly owned and operated his own cable ad-insertion company in Tennessee. Mr. Waraksa has served in several other management positions, including Branch and Marketing Manager for Ingram Distribution Group. Mr. Waraksa received his B.S. degree in Recording Industry Management from the Middle Tennessee State University, with Minors in Marketing Management and Mass Communications.

Sarah C. Wallace - Secretary of ABCO since 1996. Ms. Wallace has a broad range of managerial experience, and has held key positions in companies as varied as advertising, manufacturing and tax services. She held the position of Consumer Information Manager at a manufacturing company and Director of Client Services at an advertising agency. As Director of Client Services she simultaneously managed a fulfillment company which was a division of the advertising agency. Ms. Wallace has also managed a tax service.

Item 6. Executive Compensation.

         ABCO currently has only one officer, director or executive employee that is being compensated for services. Peter Waraksa, President of AMG, is currently under an Employment Agreement with ABCO's subsidiary, AMG, which commenced on June 1, 1999 and terminates on June 1, 2002, with automatic extensions on a month-to-month basis without further action by either party, unless either party shall have served written notice to the other party at least Thirty (30) days prior to the contemplated termination date.

         The Waraksa Employment Agreement has the following material terms: 1) Base Annual Salary. Employer will pay to Employee during the Period of Employment a base annual salary of Eighty Thousand Dollars ($80,000), payable in substantially equal bi-monthly (twice monthly) installments during each calendar year, or portion of a year, of the Period of Employment; provided, however, that ABCO will review annually, and in light of such review may, in the sole discretion of the Board of Directors, increase such base annual salary taking into account such things as Employee's then responsibilities, profitability of ABCO, increases in the cost of living, increases in compensation of other executives of ABCO and its subsidiaries, and other pertinent factors; and 2) Bonus. During the Period of Employment, Mr. Waraksa may be entitled to certain quarterly bonuses based on his performance and other factors; provided, however, that such bonuses cannot exceed Ten Thousand Dollars ($10,000) each quarter or Forty Thousand Dollars ($40,000) annually for each year of Mr. Waraksa's services; and 3) Stock Incentives. Mr. Waraksa was granted certain options to purchase shares of ABCO's common stock according to the following vesting schedule:

Vesting Date              No. of Shares           Exercise Price
------------              -------------           --------------
June 1, 2000              50,000                  $1.00 per share
June 1, 2001              50,000                  $2.00 per share
June 1, 2002              50,000                  $3.00 per share

         No shares may be purchased under this option before June 1, 2000. In addition, any and all stock options that have not been exercised, whether or not such options have vested, as of the termination of this Agreement, whether such termination is with or without cause, shall terminate, expire and become void entirely at such termination.

Item 7. Certain Relationships and Related Transactions.

     Except as described herein, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 4 or Item 5 had or is to have a direct or indirect material interest.

Item 8. Description of Securities.

         The authorized capital stock of ABCO consists of 50,000,000 shares of common stock, par value $.001 per share, of which there are 23,886,000 shares issued and outstanding. The following statements relating to the capital stock set forth the material terms of ABCO's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

         Description of Common Stock.

            Except as otherwise stated, ABCO has only one class of equity securities, Common Stock, authorized and issued, and no classes of debt securities issued and outstanding. The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. As of the date of this Form 10-SB, ABCO had 23,886,000 shares of common stock issued and outstanding. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of ABCO; (b) are entitled to share ratably in all of the assets of ABCO available for distribution upon winding up of the affairs of ABCO; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of ABCO, attached as Exhibits to this Form.

            Dividends

            Dividends, if any, will be contingent upon ABCO's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of ABCO's Board of Directors. ABCO presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to any future business combination transaction.

         Transfer Agent.

            American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005, serves as ABCO's transfer agent and registrar and has served in such capacity for approximately ten years.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

         Market Information

         The authorized capital stock of ABCO consists of 50,000,000 shares of common stock, par value $.001 per share, of which there are 23,886,000 shares issued and outstanding. ABCO filed a Form 211 with the NASD that was cleared on April 7, 2000 for quotation on the "Pink Sheets." ABCO's stock is currently trading in the "pink sheets" published by the National Quotation Bureau, Inc. under the symbol "AVBD." ABCO has one market maker, EquiTrade Securties Corporation, located at 23736 Birtcher Drive, Lake Forest, CA 92630-1771. ABCO's Shares have traded on the "Pink Sheets" for less than ninety (90) days, and have had very limited trades. All trades to date in ABCO's stock have been at an asking high/low price of $3.25. ABCO's stock quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

         ABCO plans to apply for quotation of its securities on the NASD OTC Bulletin Board. To have its securities quoted on the NASD OTC Bulletin Board a company must: (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc. The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible. In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict whether ABCO's securities will ever trade on NASD OTC Bulletin Board or Nasdaq SmallCap.

         Holders

         ABCO has only one class of equity securities, Common Stock, authorized and issued, and no classes of debt securities issued and outstanding. The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. As of the date of this Form 10-SB, ABCO has 23,886,000 shares of common stock issued and outstanding and 131 shareholders of record of its Common Stock.

         Dividends

         ABCO has never declared any dividend on its stock. Dividends, if any, will be contingent upon ABCO's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of ABCO's Board of Directors. ABCO presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to any future business combination transaction.

Item 2. Legal Proceedings.

ABCO is not a party to any pending legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

         During ABCO's two most recent fiscal years and during fiscal year 2000, the principal independent accountant of ABCO neither resigned (or declined to stand for re-election) or was dismissed. The independent accountant for ABCO is Cade & Associates, P.C., 2100 SouthBridge Parkway, Suite 460, Birmingham, Alabama 35209.

Item 4. Recent Sales of Unregistered Securities.

   ---------------------------------------------------------------------------------------------------------------------

       Shareholder - Name/Address   Certificate No.      No. of Shares   Date Issued Exemption      Consideration

   ---------------------------------------------------------------------------------------------------------------------
                James M. Bohannon              A553            900,000       12/1/97   Rule 701     Services - Director
                                                                Common                              & CEO
                  105 Ocala Drive
            Montgomery, AL  36117

              William J. Bohannon              A545      50,000 Common       12/1/97   Rule 701     Services - Consultant
              602 Holland Ct., SW
               Decatur, AL  35601

                Michael W. Butler              A535     500,000 Common        2/2/98   Rule 701     Services - Consultant
             462 Ridgecliff Drive
              Florence, AL  35634              A539     100,000 Common       12/1/97   Rule 701     Services - Consultant


                     Ken Cantrell              A551      12,500 Common       12/1/97   Rule 701     Services - Contractor
                 300 W 1st Street
             Tuscumbia, AL  35674


             Stephen Michael Hust              A543      25,000 Common       12/1/97   Rule 701     Services - Consultant
                 103 Longer Drive
        Peachtree City, GA  30269

                   Bobby E. Irons              A536     500,000 Common        2/2/98   Rule 701     Services - Consultant
              212 Woodstock Drive              A538     100,000 Common       12/1/97   Rule 701     Services - Consultant
              Florence, AL  35630


                William M. Keever              A544      25,000 Common       12/1/97   Rule 701       Services - Legal
             4825 Winnebago Drive
           Birmingham, AL   35233

                     Jesse Keller              A546     600,000 Common       12/1/97   Rule 701       Services - Legal
              534 Riverbend Place
              Florence, AL  35630


                      Neil Morris              A552      12,500 Common       12/1/97   Rule 701     Services - Consultant
             850 Neil Morris Road
            Tuscumbia, AL  357674


                    Clyde Roberts              A537     500,000 Common        2/2/98   Rule 701     Services - Consultant
         274 Indian Springs Drive              A540     100,000 Common       12/1/97   Rule 701     Services - Consultant
              Florence, AL  35634


                     Kirk Sanders              A550      25,000 Common       12/1/97   Rule 701     Services - Consultant
            1511 14th Avenuye, SE
               Decatur, AL  35601

                   Walter R. Sims              A541     300,000 Common       12/1/97   Rule 701      Services - Employee
              1704 Plantation Way
                Athens, AL  35613


                    Jane Springer              A547     200,000 Common       12/1/97   Rule 701     Services - Consultant

              214 Woodstock Drive
              Florence, AL  35630


          H. G. "Rusty" Thornhill              A512   2,236,000 Common       5/21/99       4(2)     Technology License(2)
                 113 Apple Circle
            Crossville, TN  38555

                      Rich Tusing              A548     450,000 Common       12/1/97   Rule 701     Services - Consultant
             7256 Spring Side Way
               McLean, VA   22101


                 Sarah G. Wallace              A549      50,000 Common       12/1/97   Rule 701     Services - Employee
             716 Sweet Ridge Road
            Prattville, AL  36066

                    Peter Waraksa              A532     100,000 Common       10/2/98   Rule 701     Services - Employee
                214 Lakeview Lane
             Oak Ridge, TN  37830


                    White Oak LLC              A542     650,000 Common       12/1/97   Rule 701     Services - Consultant
     4663  Valleydale Road, Suite
                              169
            Birmingham, AL  35244

------------
(2) The Technology Purchase Agreement is enclosed in Exhibit _____. ABCO paid Mr. Thornhill 2,236,000 shares of ABCO's common stock valued at $2.00 per share.

Item 5. Indemnification of Directors and Officers.

         Article VIII of ABCO's Bylaws provides for certain indemnification of the directors and officers of ABCO. With regards to Non-Derivative Suits, ABCO may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

            The officers and directors of ABCO are accountable to ABCO as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting ABCO. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to ABCO, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Shareholders who have suffered losses in connection with the purchase or sale of their interest in ABCO in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from ABCO.

         With regards to Derivative Suits, ABCO's Bylaws provide that ABCO may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of chancery or such other court shall deem proper.

         Additionally, the Bylaws provide that the expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

                                    PART F/S

See Following


         Company's Financials for Fiscal Year 2000 through
         May 31, 2000


         Company's Audited Financials for Fiscal Year 1999

         Company's Audited Financials for Fiscal Year 1998

                         AVALON-BORDEN COMPANIES, INC.
                                AND SUBSIDIARY

                       Consolidated Financial Statements
                         and Consolidating Schedules

                                 May 31, 2000

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                           Consolidated Balance Sheet
                                  May 31, 2000


CURRENT ASSETS:
     Cash                                                                                                 $ 57,065
     Certificate of Deposit                                                                                300,000
     Accounts Receivable                                                                                   196,895
                                                                                                       -----------

     Total Current Assets                                                                                  553,960
                                                                                                       -----------

FIXED ASSETS:
     Fixed Assets                                                                                          502,302
     Accumulated Depreciation                                                                              (56,548)
                                                                                                       -----------

     Fixed Assets, Net                                                                                     445,754
                                                                                                       -----------

OTHER ASSETS:
     Digital Technology and License                                                                      4,621,756
     Goodwill, Net                                                                                         285,000
     Deferred Tax Asset                                                                                     14,212
     Operator Fee Deposit - Helicon                                                                         10,000
                                                                                                       -----------

     Total Other Assets                                                                                  4,930,968
                                                                                                       -----------


TOTAL ASSETS                                                                                           $ 5,930,682
                                                                                                       ===========

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                           Consolidated Balance Sheet
                                  May 31, 2000


CURRENT LIABILITIES:
     Accounts Payable                                                                                    $ 196,016
     Notes Payable                                                                                         614,000
     Notes Payable  - Related Parties                                                                       49,000
     Accrued Income Taxes                                                                                   97,077
     Accrued Expenses                                                                                       19,953
     Current Portion - Long-Term Debt                                                                       69,936
     Current Portion - Capital Lease Obligations                                                            45,777
                                                                                                       -----------

     Total Current Liabilities                                                                           1,091,759
                                                                                                       -----------

LONG-TERM LIABILITIES:
     Long-Term Debt                                                                                          9,223
     Capital Lease Obligations                                                                             203,503
                                                                                                       -----------

     Total Long-Term Liabilities                                                                           212,726
                                                                                                       -----------

TOTAL LIABILITIES                                                                                        1,304,485
                                                                                                       -----------

STOCKHOLDERS' EQUITY:
     Common Stock                                                                                           23,886
     Additional Paid-In Capital                                                                          4,505,358
     Retained Earnings                                                                                      96,953
                                                                                                       -----------

     Total Stockholders' Equity                                                                          4,626,197
                                                                                                       -----------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                             $ 5,930,682
                                                                                                       ===========

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
        Consolidated Statement of Income and Retained Earnings (Deficit)
                          Six Months Ended May 31, 2000

REVENUES:
     Ad-Insertion Income                                                                               $ 443,907

COST OF REVENUES                                                                                         297,044
                                                                                                        --------

GROSS PROFIT                                                                                             146,863

OPERATING EXPENSES                                                                                       262,571
                                                                                                        --------

INCOME FROM OPERATIONS                                                                                  (115,708)
                                                                                                        --------

OTHER INCOME (EXPENSES):
     Other Income                                                                                         12,743
     Interest Expense                                                                                    (39,822)
                                                                                                        --------

         Other Income (Expenses), Net                                                                    (27,079)
                                                                                                        --------

INCOME BEFORE PROVISION FOR INCOME TAXES                                                                (142,787)

PROVISION FOR INCOME TAXES                                                                               (42,960)
                                                                                                        --------

NET INCOME                                                                                               (99,827)

RETAINED EARNINGS - DECEMBER 1, 1999                                                                     196,780
                                                                                                        --------


RETAINED EARNINGS - MAY 31, 2000                                                                        $ 96,953
                                                                                                        ========


                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
            Consolidated Statement of Changes in Stockholders' Equity
                          Six Months Ended May 31, 2000

                                                                           Additional          Retained
                                               Common Stock                  Paid-In           Earnings
                                         Shares             Amount           Capital           (Deficit)          Total
                                       ----------          --------        -----------         ---------       -----------
BALANCE -
     DECEMBER 1, 1999                  23,886,000          $ 23,886        $ 4,505,358         $ 196,780       $ 4,726,024

     Net Loss                                   -                 -                  -           (99,827)          (99,827)
                                       ----------          --------        -----------         ---------       -----------


BALANCE -
     MAY 31, 2000                      23,886,000          $ 23,886        $ 4,505,358          $ 96,953       $ 4,626,197
                                       ==========          ========        ===========          ========       ===========


                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                      Consolidated Statement of Cash Flows
                          Six Months Ended May 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:
     Cash Received from Customers and Fees                                                               $ 459,989
     Cash Paid to Suppliers and Employees                                                                 (457,167)
     Interest Income                                                                                         6,868
     Interest Paid                                                                                         (43,329)
     Income Taxes Paid                                                                                      (2,900)
                                                                                                          --------

          Net Cash from Operating Activities                                                               (36,539)
                                                                                                          --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Fixed Assets                                                                           (26,224)
                                                                                                          --------

          Net Cash from Investing Activities                                                               (26,224)
                                                                                                          --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from Note Payable - Related Parties                                                           49,000
     Proceeds from Notes Payable                                                                            14,000
     Repayment of Long-Term Debt                                                                          (120,539)
     Repayment of Capital Lease Obligations                                                                (22,792)
                                                                                                          --------

          Net Cash from Financing Activities                                                               (80,331)
                                                                                                          --------

NET CHANGE IN CASH                                                                                        (143,094)

CASH - DECEMBER 1, 1999                                                                                    200,159
                                                                                                          --------


CASH - MAY 31, 2000                                                                                       $ 57,065
                                                                                                          ========

                 AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
              Consolidated Statement of Cash Flows (Continued)
                        Six Months Ended May 31, 2000


RECONCILIATION OF NET INCOME TO
  NET CASH FROM OPERATING ACTIVITIES:

NET INCOME                                                                                               $ (99,827)
     Adjustments:
          Depreciation                                                                                      26,178
          Amortization                                                                                      48,167
     (Increase) Decrease in:
          Accounts Receivable                                                                               10,208
     Increase (Decrease) in:
          Accounts Payable                                                                                  30,425
          Payroll Tax Liabilities                                                                           (1,357)
          Accrued Income Taxes                                                                             (45,860)
          Accrued Expenses                                                                                  (4,473)
                                                                                                         ---------

NET CASH FROM OPERATING ACTIVITIES                                                                       $ (36,539)
                                                                                                         =========

                  AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                        Notes to Financial Statements
                                 May 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Nature of Business - Avalon-Borden Companies, Inc. (the Company) is a holding company actively pursuing investment in profitable businesses in the Southeast, primarily. At May 31, 2000, the Company had one wholly owned subsidiary and had completed the purchase of digital technology and license from a company in Tennessee.

         The Company's wholly owned subsidiary, Avalon Media Group, Inc. (the Subsidiary), operates an ad-insertion business for local cable companies in southeastern Tennessee and northeastern Alabama markets. The Subsidiary purchased the assets of a company in that same business at the end of May 1998.

         Consolidation Policy - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Inter-company transactions and balances have been eliminated in consolidation.

         Basis of Accounting - The Company uses the accrual basis of accounting.

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Bad Debts - The Company uses the allowance method for uncollectible accounts.

         Fixed Assets - Fixed assets are presented at cost. The cost is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system for income tax purposes.

         Goodwill - Goodwill, which represents the excess of the cost of purchased companies over the fair value of their net assets at the date of acquisition, is being amortized on the straight-line method over five years. Amortization expense charged to operations related to goodwill was $ 47,500.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                  May 31, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

         Revenue Recognition - The Subsidiary recognizes revenue in the month the advertising "runs" on the various cable systems. Cost of revenue is recognized based upon the contractual percentage charged by the various cable operators. Payment of the cost is due upon collection of the fees from the advertisers. The Subsidiary uses a five- percent reduction of revenue to allow for uncollectible accounts in the calculation of the cost of revenue.

         Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from differences in accounting for depreciation, amortization, bad debts, and accrued interest payable to cash basis taxpayers.

NOTE 2 - ACCOUNTS RECEIVABLE:

         Accounts receivables are presented net of the allowance for doubtful accounts. At May 31, 2000, the allowance for doubtful accounts is $6,500.

NOTE 3 - FIXED ASSETS:

         At May 31, 2000, Fixed Assets consist of:

            Ad Insertion Equipment              $ 367,774
            Production Equipment                   89,623
            Vehicles                               19,366
            Equipment                              17,038
            Computer Equipment and Software         7,555
            Furniture and Fixtures                    946
                                                ---------
            Total                               $ 502,302
                                                =========

NOTE 4 -    NOTES PAYABLE:

         The Company has several notes payable maturing within one year of May 31, 2000. The notes have interest rates ranging from 4.5% to 15%. Security for the notes ranged from unsecured to real and personal property provided by related parties. One note is secured by specific shares of the Company's stock.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                  May 31, 2000



NOTE 5 - LONG-TERM DEBT:

         The following is a summary of long-term debt at May 31, 2000:

         Note payable related to acquisition of subsidiary,
         principal and interest payable quarterly beginning
         September 1, 1998 with final payment due September
         1, 2000, bearing interest at prime plus 2%,
         unsecured, guaranteed by related parties                   $ 66,667

         Note payable to a bank, payable in 59 installments
         of $ 339 with any unpaid balance plus accrued
         interest due November 15, 2003, bearing interest at
         7.25%, secured by automotive equipment                       12,492
                                                                    --------
                                                                      79,159

         Less current portion                                         69,936
                                                                    --------
         Long-term Portion                                          $  9,223
                                                                    ========

         The following are maturities of long-term debt for each of the next four fiscal years ending May 31:

         2001                                                       $ 69,936
         2002                                                          3,514
         2003                                                          3,777
         2003                                                          1,932
                                                                    --------
                                                                    $ 79,159
                                                                    ========

NOTE 6 - CAPITAL LEASES:

         The Company is the lessee of ad-insertion equipment under capital leases expiring in 2004. This equipment is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. This equipment is amortized over the lower of their related lease terms or their estimated production lives. Amortization of assets under capital leases is included in depreciation expense.

         The amount capitalized relative to the capital leases was $291,134.

                      AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                       Notes to Financial Statements (Continued)
                                     May 31, 2000


NOTE 6 - CAPITAL LEASES (Continued):

         Minimum future lease payments under capital leases as of May 31, 2000 for each of the next five years and in the aggregate are:

         Years Ending May 31:                                         Amount
         --------------------                                  -------------
         2000                                                  $      73,844
         2001                                                         73,057
         2002                                                         71,482
         2003                                                         71,482
         2004                                                         21,232
                                                               -------------

                                                                     311,097
         Less Amount Representing Interest                            61,817
                                                               -------------

         Present Value of Net Minimum Lease Payments            $    249,280
                                                               =============


NOTE 7 - INCOME TAXES:

           The Company and its subsidiary file a consolidated federal income tax return. The Company and its subsidiary file separate state income tax returns.

           Deferred income tax expense in the consolidating income statement has been allocated based upon each component company's federal taxable income compared to the federal taxable income for the consolidated group.


NOTE 8 - RETIREMENT PLAN:

          The Subsidiary has established a "Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)" that covers all employees. All contributions made under this plan are fully vested and non-forfeitable. The plan was effective July 1, 1998. The plan requires the Subsidiary to make a matching contribution up to a limit of 2% of participating employees' compensation.

         AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                Consolidating Balance Sheets
                        May 31, 2000

                                                      Avalon-
                                                       Borden            Avalon
                                                     Companies,          Media
                                                        Inc.           Group, Inc.       Eliminations      Consolidated
                                                     -----------       -----------       -----------        -----------
                   ASSETS

CURRENT ASSETS:
     Cash                                                $ 7,448          $ 49,617         $       -        $    57,065
     Certificate of Deposit                              300,000                 -                 -            300,000
     Accounts Receivable                                       -           196,895                 -            196,895
     Accounts Receivable - Related Party                 122,317            85,903          (208,220)                 -
                                                     -----------       -----------       -----------        -----------

     Total Current Assets                                429,765           332,415          (208,220)           553,960
                                                     -----------       -----------       -----------        -----------

FIXED ASSETS:
     Fixed Assets                                          6,043           496,259                 -            502,302
     Accumulated Depreciation                               (724)          (55,824)                -            (56,548)
                                                     -----------       -----------       -----------        -----------

     Fixed Assets, Net                                     5,319           440,435                 -            445,754
                                                     -----------       -----------       -----------        -----------

OTHER ASSETS:
     Investment in Subsidiary                          5,232,610                 -        (5,232,610)                 -
     Digital Technology and License                            -         4,621,756                 -          4,621,756
     Goodwill, Net                                             -           285,000                 -            285,000
     Deferred Tax Asset                                    7,364             6,848                 -             14,212
     Operator Fee Deposit - Helicon                            -            10,000                 -             10,000
                                                     -----------       -----------       -----------        -----------

     Total Other Assets                                5,239,974         4,923,604        (5,232,610)         4,930,968
                                                     -----------       -----------       -----------        -----------


TOTAL ASSETS                                         $ 5,675,058       $ 5,696,454       $(5,440,830)       $ 5,930,682
                                                     ===========       ===========       ===========        ===========

                          AVALON-BORDEN COMPANIES, INC.
                          Consolidating Balance Sheets
                                  May 31, 2000


                                                      Avalon-
                                                       Borden            Avalon
                                                     Companies,          Media
                                                        Inc.           Group, Inc.       Eliminations      Consolidated
                                                     -----------       -----------       -----------        -----------
                 LIABILITIES

CURRENT LIABILITIES:
     Accounts Payable                                  $ 137,705          $ 58,311         $       -        $   196,016
     Accounts Payable - Related Party                     85,903           122,317          (208,220)                 -
     Notes Payable                                       600,000            14,000                 -            614,000
     Notes Payable  - Related Parties                     49,000                 -                 -             49,000
     Accrued Income Taxes                                 89,633             7,444                 -             97,077
     Accrued Expenses                                     19,953                 -                 -             19,953
     Current Portion - Long-Term Debt                     66,667             3,269                 -             69,936
     Current Portion - Capital Lease
         Obligations                                           -            45,777                 -             45,777
                                                     -----------       -----------       -----------        -----------

     Total Current Liabilities                         1,048,861           251,118          (208,220)         1,091,759
                                                     -----------       -----------       -----------        -----------

LONG-TERM LIABILITIES:
     Long-Term Debt                                            -             9,223                 -              9,223
     Capital Lease Obligations                                 -           203,503                 -            203,503
                                                     -----------       -----------       -----------        -----------

     Total Long-Term Liabilities                               -           212,726                 -            212,726
                                                     -----------       -----------       -----------        -----------

TOTAL LIABILITIES                                      1,048,861           463,844          (208,220)         1,304,485
                                                     -----------       -----------       -----------        -----------

STOCKHOLDERS' EQUITY:
     Common Stock                                         23,886                10               (10)            23,886
     Additional Paid-In Capital                        4,505,358         5,183,548        (5,183,548)         4,505,358
     Retained Earnings (Deficit)                          96,953            49,052           (49,052)            96,953
                                                     -----------       -----------       -----------        -----------

     Total Stockholders' Equity                        4,626,197         5,232,610        (5,232,610)         4,626,197
                                                     -----------       -----------       -----------        -----------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                            $ 5,675,058       $ 5,696,454       $(5,440,830)       $ 5,930,682
                                                     ===========       ===========       ===========        ===========


                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
            Consolidating Statements of Income and Retained Earnings
                          Six Months Ended May 31, 2000

                                                        Avalon-
                                                         Borden            Avalon
                                                       Companies,          Media
                                                          Inc.           Group, Inc.       Eliminations      Consolidated
                                                        --------         -----------       ------------      ------------
REVENUES:
     Ad-Insertion Income                               $       -       $   443,907         $       -         $ 443,907

COST OF REVENUES                                               -           297,044                 -           297,044
                                                        --------         -----------       ------------      ------------

GROSS PROFIT                                                   -           146,863                 -           146,863

OPERATING EXPENSES                                       107,034           155,537                 -           262,571
                                                        --------         -----------       ------------      ------------

INCOME FROM OPERATIONS                                  (107,034)           (8,674)                -          (115,708)
                                                        --------         -----------       ------------      ------------

OTHER INCOME (EXPENSES):
     Subsidiary Income (Loss)                            (13,539)                -            13,539                 -
     Other Income                                          6,868             5,875                 -            12,743
     Interest Expense                                    (23,805)          (16,017)                -           (39,822)
                                                        --------         -----------       ------------      ------------

         Other Income (Expenses), Net                    (30,476)          (10,142)           13,539           (27,079)
                                                        --------         -----------       ------------      ------------

INCOME BEFORE INCOME TAXES                              (137,510)          (18,816)           13,539          (142,787)
                                                        --------         -----------       ------------      ------------

INCOME TAXES:
     Current                                             (37,921)           (6,484)                -           (44,405)
     Deferred                                                238             1,207                 -             1,445
                                                        --------         -----------       ------------      ------------

         Total Income Taxes                              (37,683)           (5,277)                -           (42,960)
                                                        --------         -----------       ------------      ------------

NET INCOME                                               (99,827)          (13,539)           13,539           (99,827)

RETAINED EARNINGS  -
     DECEMBER 1, 1999                                    196,780            62,591           (62,591)          196,780
                                                        --------         -----------       ------------      ------------

RETAINED EARNINGS  -
     MAY 31, 2000                                       $ 96,953          $ 49,052         $ (49,052)         $ 96,953
                                                        ========         ===========       ============      ============

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
           Consolidating Statements of Changes in Stockholders' Equity
                          Six Months Ended May 31, 2000

                                                     Avalon-            Avalon
                                                      Borden             Media
                                                    Companies,           Group,
                                                        Inc.              Inc.          Eliminations      Consolidated
                                                    -----------       -----------       -----------       -----------
COMMON STOCK:
     Beginning Balance                              $    23,886       $        10       $        (10)     $    23,886

     No Activity                                              -                 -                 -                 -
                                                    -----------       -----------       -----------       -----------


     Ending Balance                                 $    23,886       $        10       $       (10)      $    23,886
                                                    ===========       ===========       ===========       ===========


ADDITIONAL PAID-IN CAPITAL:
     Beginning Balance                              $ 4,505,358       $ 5,183,548       $(5,183,548)      $ 4,505,358

     No Activity                                              -                 -                 -                 -
                                                    -----------       -----------       -----------       -----------


     Ending Balance                                 $ 4,505,358       $ 5,183,548       $(5,183,548)      $ 4,505,358
                                                    ===========       ===========       ===========       ===========


RETAINED EARNINGS:
     Beginning Balance                              $   196,780       $    62,591       $   (62,591)      $   196,780

     Net Loss                                           (99,827)          (13,539)           13,539           (99,827)
                                                    -----------       -----------       -----------       -----------


     Ending Balance                                 $    96,953       $    49,052       $   (49,052)      $    96,953
                                                    ===========       ===========       ===========       ===========

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          Six Months Ended May 31, 2000

                                                                   Avalon-         Avalon
                                                                   Borden          Media
                                                                 Companies,        Group,
                                                                     Inc.           Inc.             Eliminations  Consolidated
                                                                  ---------       ---------          ------------  ------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
     Cash Received from Customers and Fees                        $      -        $ 459,989              $ -        $ 459,989
     Cash Paid to Suppliers and Employees                          (52,758)        (404,409)               -         (457,167)
     Interest Income                                                 6,868                -                -            6,868
     Interest Paid                                                 (27,312)         (16,017)               -          (43,329)
     Income Taxes Paid                                                   -           (2,900)                           (2,900)
                                                                  ---------       ---------              ----       ---------

          Net Cash from Operating Activities                       (73,202)          36,663                -          (36,539)
                                                                  ---------       ---------              ----       ---------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
     Acquisition of Fixed Assets                                         -          (26,224)               -          (26,224)
                                                                  ---------       ---------              ----       ---------

          Net Cash from Investing Activities                             -          (26,224)               -          (26,224)
                                                                  ---------       ---------              ----       ---------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
     Change in Related Party
         Receivable/Payable                                         88,060          (39,060)               -           49,000
     Proceeds from Notes Payable                                         -           14,000                -           14,000
     Repayment of Long-Term Debt                                  (114,666)          (5,873)               -         (120,539)
     Repayment of Capital Lease Obligations                              -          (22,792)               -          (22,792)
                                                                  ---------       ---------              ----       ---------

          Net Cash from Financing Activities                       (26,606)         (53,725)               -          (80,331)
                                                                  ---------       ---------              ----       ---------

NET CHANGE IN CASH                                                 (99,808)         (43,286)               -         (143,094)

CASH - DECEMBER 1, 1999                                            107,256           92,903                -          200,159
                                                                  ---------       ---------              ----       ---------


CASH - MAY 31, 2000                                                $ 7,448         $ 49,617              $ -         $ 57,065
                                                                  =========       =========              ====       =========

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          Six Months Ended May 31, 2000

                                                                 Avalon-          Avalon
                                                                 Borden            Media
                                                                Companies,         Group,
                                                                   Inc.             Inc.         Eliminations     Consolidated
                                                                 ---------        ---------         --------        ---------
RECONCILIATION OF NET INCOME (LOSS) TO
  NET CASH FROM OPERATING ACTIVITIES:

NET INCOME (LOSS)                                                $ (99,827)       $ (13,539)        $ 13,539        $ (99,827)
     Adjustments:
          Depreciation                                                 378           25,800                -           26,178
          Amortization                                                   -           48,167                -           48,167
          Income from Subsidiaries                                  13,539                -          (13,539)               -
     (Increase) Decrease in:
          Accounts Receivable                                            -           10,208                -           10,208
     Increase (Decrease) in:
          Accounts Payable                                          53,897          (23,472)               -           30,425
          Payroll Tax Liabilities                                        -           (1,357)               -           (1,357)
          Accrued Income Taxes                                     (37,683)          (8,177)               -          (45,860)
          Accrued Expenses                                          (3,506)            (967)               -           (4,473)
                                                                 ---------        ---------         --------        ---------

NET CASH FROM OPERATING
  ACTIVITIES                                                     $ (73,202)        $ 36,663         $      -        $ (36,539)
                                                                 =========        =========         ========        =========

                          AVALON-BORDEN COMPANIES, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements
                           and Consolidating Schedules

                                November 30, 1999

                          AVALON-BORDEN COMPANIES, INC.
                                 AND SUBSIDIARY

                                Table of Contents
                                November 30, 1999


                                                                                                        Page
                                                                                                        ----

Independent Auditor's Report                                                                            1

Consolidated Balance Sheet                                                                              2-3

Consolidated Statement of Income and Retained Earnings (Deficit)                                        4

Consolidated Statement of Changes in Stockholders' Equity (Deficit)                                     5

Consolidated Statement of Cash Flows                                                                    6-7

Notes to Financial Statements                                                                           8-13

Consolidating Balance Sheets                                                                            14-15

Consolidating Statements of Income and Retained Earnings                                                16

Consolidating Statements of Changes in Stockholders' Equity                                             17

Consolidating Statements of Cash Flows                                                                  18-19

                            CADE & ASSOCIATES, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                      2100 SOUTHBRIDGE PARKWAY - SUITE 460
                           BIRMINGHAM, ALABAMA 35209

A. CATLIN CADE, IV, CPA                              TELEPHONE (205) 871-8600
F. EUGENE DUNCAN, CPA                                FACSIMILE (205) 871-8676
NANCY K. WILSON, CPA                                 WATS 1-800-356-6403
GILBERT L. CRENSHAW, JR., CPA
C. RANDY HAMMOND, CPA
BENTON B. RAMEY
DAVID L. LeGRAND
KEVIN A. ANDREWS


To the Board of Directors and Stockholders of Avalon-Borden Companies, Inc.

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of Avalon-Borden Companies, Inc. (a Delaware corporation) and subsidiary as of November 30, 1999, and the related consolidated statements of income and retained earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon-Borden Companies, Inc. and subsidiary as of November 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.


/s/ Cade & Associates, P.C.

Birmingham, Alabama
April 10, 2000

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                           Consolidated Balance Sheet
                                November 30, 1999

CURRENT ASSETS:
     Cash                                                                                                $ 200,159
     Certificate of Deposit                                                                                300,000
     Accounts Receivable                                                                                   207,103
                                                                                                       -----------

     Total Current Assets                                                                                  707,262
                                                                                                       -----------

FIXED ASSETS:
     Fixed Assets                                                                                          476,078
     Accumulated Depreciation                                                                              (30,369)
                                                                                                       -----------

     Fixed Assets, Net                                                                                     445,709
                                                                                                       -----------

OTHER ASSETS:
     Digital Technology and License                                                                      4,622,423
     Goodwill, Net                                                                                         332,500
     Deferred Tax Asset                                                                                     14,212
     Operator Fee Deposit - Helicon                                                                         10,000
                                                                                                       -----------

     Total Other Assets                                                                                  4,979,135
                                                                                                       -----------


TOTAL ASSETS                                                                                           $ 6,132,106
                                                                                                       ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                           Consolidated Balance Sheet
                                November 30, 1999

CURRENT LIABILITIES:
     Accounts Payable                                                                                    $ 165,591
     Notes Payable                                                                                         648,000
     Accrued Income Taxes                                                                                  142,937
     Payroll Tax Liabilities                                                                                 1,356
     Accrued Expenses                                                                                       24,427
     Current Portion - Long-Term Debt                                                                      136,486
     Current Portion - Capital Lease Obligations                                                            48,835
                                                                                                       -----------

     Total Current Liabilities                                                                           1,167,632
                                                                                                       -----------

LONG-TERM LIABILITIES:
     Long-Term Debt                                                                                         10,887
     Capital Lease Obligations                                                                             227,563
                                                                                                       -----------

     Total Long-Term Liabilities                                                                           238,450
                                                                                                       -----------

TOTAL LIABILITIES                                                                                        1,406,082
                                                                                                       -----------

STOCKHOLDERS' EQUITY:
     Common Stock                                                                                           23,886
     Additional Paid-In Capital                                                                          4,505,358
     Retained Earnings                                                                                     196,780
                                                                                                       -----------

     Total Stockholders' Equity                                                                          4,726,024
                                                                                                       -----------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                             $ 6,132,106
                                                                                                       ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
        Consolidated Statement of Income and Retained Earnings (Deficit)
                          Year Ended November 30, 1999


REVENUES:
     Financing Fee                                                                                   $ 1,387,000
     Ad-Insertion Income                                                                                 863,586
                                                                                                     -----------

         Total Revenues                                                                                2,250,586

COST OF REVENUES                                                                                         317,628
                                                                                                     -----------

GROSS PROFIT                                                                                           1,932,958

OPERATING EXPENSES                                                                                       829,374
                                                                                                     -----------

INCOME FROM OPERATIONS                                                                                 1,103,584
                                                                                                     -----------

OTHER INCOME (EXPENSES):
     Reimbursed Expenses                                                                                 180,515
     Interest Income                                                                                       6,957
     Interest Expense                                                                                    (98,872)
                                                                                                     -----------

         Other Income (Expenses), Net                                                                     88,600
                                                                                                     -----------

INCOME BEFORE PROVISION FOR INCOME TAXES                                                               1,192,184

PROVISION FOR INCOME TAXES                                                                               135,487
                                                                                                     -----------

NET INCOME                                                                                             1,056,697

RETAINED EARNINGS (DEFICIT) - DECEMBER 1, 1998                                                          (859,917)
                                                                                                     -----------


RETAINED EARNINGS - NOVEMBER  30, 1999                                                                 $ 196,780
                                                                                                       =========


            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
       Consolidated Statement of Changes in Stockholders' Equity (Deficit)
                          Year Ended November 30, 1999

                                                                           Additional          Retained
                                              Common Stock                  Paid-In            Earnings
                                         Shares             Amount          Capital            (Deficit)          Total
                                       ----------          --------        -----------         ---------       -----------
BALANCE -
     DECEMBER 1, 1998                  21,950,000          $ 21,950           $ 35,294        $ (859,917)       $ (802,673)

     Correction of Error                 (300,000)             (300)               300                 -                 -

     Issuance of Shares                 2,236,000             2,236          4,469,764                 -         4,472,000

     Net Income for the Year                    -                 -                  -         1,056,697         1,056,697
                                       ----------          --------        -----------         ---------       -----------


BALANCE -
     NOVEMBER 30, 1999                 23,886,000          $ 23,886        $ 4,505,358         $ 196,780       $ 4,726,024
                                       ==========          ========        ===========         =========       ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                      Consolidated Statement of Cash Flows
                          Year Ended November 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
     Cash Received from Customers and Fees                                                             $ 2,422,858
     Cash Paid to Suppliers and Employees                                                               (1,318,394)
     Interest Income                                                                                         6,957
     Interest Paid                                                                                        (201,330)
     Income Taxes Paid                                                                                     (12,802)
                                                                                                       -----------

          Net Cash from Operating Activities                                                               897,289
                                                                                                       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in Certificate of Deposit                                                                 (300,000)
     Investment in Digital Technology                                                                      (22,976)
     Acquisition of Fixed Assets                                                                          (339,293)
                                                                                                       -----------

          Net Cash from Investing Activities                                                              (662,269)
                                                                                                       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from Long-Term Debt                                                                          106,131
     Proceeds from Capital Lease Obligations                                                               285,003
     Repayment of Long-Term Debt                                                                          (485,109)
     Repayment of Capital Lease Obligations                                                                (12,931)
                                                                                                       -----------

          Net Cash from Financing Activities                                                              (106,906)
                                                                                                       -----------

NET CHANGE IN CASH                                                                                         128,114

CASH - DECEMBER 1, 1998                                                                                     72,045
                                                                                                       -----------

CASH - NOVEMBER 30, 1999                                                                                 $ 200,159
                                                                                                       ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                Consolidated Statement of Cash Flows (Continued)
                          Year Ended November 30, 1999

RECONCILIATION OF NET INCOME TO
  NET CASH FROM OPERATING ACTIVITIES:

NET INCOME                                                                                             $ 1,056,696
     Adjustments:
          Depreciation                                                                                      23,238
          Amortization                                                                                     124,241
     (Increase) Decrease in:
          Accounts Receivable                                                                               (8,244)
          Prepaids                                                                                           2,001
          Deferred Tax Asset                                                                               (14,212)
     Increase (Decrease) in:
          Cash Overdraft                                                                                   (55,387)
          Accounts Payable                                                                                (251,491)
          Payroll Tax Liabilities                                                                           (9,711)
          Accrued Income Taxes                                                                             136,897
          Accrued Expenses                                                                                (106,739)
                                                                                                         ---------

NET CASH FROM OPERATING ACTIVITIES                                                                       $ 897,289
                                                                                                         =========

SUMMARY OF NON-CASH TRANSACTIONS:
                                                                                                       Stockholders'
                                                                                      Assets              Equity
                                                                                    -----------        ------------

Acquisition of Digital Technology                                                   $ 4,472,000        $ 4,472,000
                                                                                    ===========        ===========


            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                          Notes to Financial Statements
                                November 30, 1999

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

              Nature of Business - Avalon-Borden Companies, Inc. (the Company) is a holding company actively pursuing investment in profitable businesses in the Southeast, primarily. At May 31, 2000, the Company had one wholly owned subsidiary and had completed the purchase of digital technology and license from a company in Tennessee. The Company had also completed its involvement in the purchase of a large aluminum plant in the Muscle Shoals area of northwestern Alabama. The Company has no ownership in the aluminum plant, but did receive a fee and reimbursement of expenses related to its involvement.

              The Company's wholly owned subsidiary, Avalon Media Group, Inc. (the Subsidiary), operates an ad-insertion business for local cable companies in southeastern Tennessee and northeastern Alabama markets. The Subsidiary purchased the assets of a company in that same business at the end of May 1998.

              Consolidation Policy - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Inter-company transactions and balances have been eliminated in consolidation.

              Basis of Accounting - The Company uses the accrual basis of accounting.

              Estimates - The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

              Bad Debts - The Company uses the allowance method for uncollectible accounts. Bad debt expense charged to the Subsidiary's operations was $3,272.

              Fixed Assets - Fixed assets are presented at cost. The cost is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system for income tax purposes. Depreciation expense charged to operations for the year was $23,238.

              Goodwill - Goodwill, which represents the excess of the cost of purchased companies over the fair value of their net assets at the date of acquisition, is being amortized on the straight-line method over five years. Amortization expense charged to operations related to goodwill was $95,000.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1999

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

              Revenue Recognition - The Subsidiary recognizes revenue in the month the advertising "runs" on the various cable systems. Cost of revenue is recognized based upon the contractual percentage charged by the various cable operators. Payment of the cost is due upon collection of the fees from the advertisers. The Subsidiary uses a five- percent reduction of revenue to allow for uncollectible accounts in the calculation of the cost of revenue.

              Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from differences in accounting for depreciation, amortization, bad debts, and accrued interest payable to cash basis taxpayers.

NOTE 2 -      ACCOUNTS RECEIVABLE:

              Accounts receivables are presented net of the allowance for doubtful accounts. At May 31, 2000, the allowance for doubtful accounts is $6,500.

NOTE 3 -      FIXED ASSETS:

              At May 31, 2000, Fixed Assets consist of:

                  Ad Insertion Equipment                       $    360,723
                  Production Equipment                               72,330
                  Vehicles                                           19,366
                  Equipment                                          15,158
                  Computer Equipment and Software                     7,555
                  Furniture and Fixtures                                946
                                                               ------------
                  Total                                        $    476,078
                                                               ============

NOTE 4 -      ORGANIZATION COST:

              Organization Cost relates to the Company's initial organization. The cost was amortized over five years. The original cost was $ 139,220 and accumulated amortization at May 31, 2000 was $139,220. Amortization of organization costs charged to operations for the year was $29,129.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1999

NOTE 5 -      LOAN COSTS:

              Loan costs were amortized over the term of the associated debt. The original cost was $2,569. Accumulated amortization at May 31, 2000 was $2,569. Amortization of loan costs charged to operations for the year was $1,285.

NOTE 6 -      CONSULTING AGREEMENT:

              Included in Accounts Payable at November 1998 was a payable related to a consulting contract for the drafting, revision and publication of a possible acquisition's business plan including a five-year financial projection. The consultant was also responsible for management of the possible acquisition's technology development and deployment. The agreement stated that the consultant would be paid at a rate of $150 per hour if an equity offering of the possible acquisition was successful. The agreement had a clause whereby the consultant hourly rate would be $38 per hour if the equity offering was unsuccessful for any reason. At May 31, 2000, the accounts payable related to this agreement was reduced to $38 per hour or $49,096. The Company acquired the digital technology owned by the possible acquisition and a license to use that technology without an equity offering related to the acquisition. The Company is in negotiations with the consultant regarding settlement of the agreement and the possibility exists that the settlement amount could exceed the recorded payable.

NOTE 7 -      NOTES PAYABLE:

              The Company has several notes payable maturing within one year of May 31, 2000. The notes have interest rates ranging from 4.5% to 15%. Security for the notes ranged from unsecured to real and personal property provided by related parties. One note is secured by specific shares of the Company's stock.

NOTE 8 -      LONG-TERM DEBT:

              The following is a summary of long-term debt at May 31, 2000:

              Note payable related to acquisition of subsidiary, principal and interest payable quarterly beginning September 1, 1998 with final payment due September 1, 2000, bearing interest at prime plus 2%, unsecured, guaranteed by related parties
                                                                   $ 133,333

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1999

NOTE 8 -      LONG-TERM DEBT: (Continued)

              Note payable to a bank, payable in 59
              installments of $ 339 with any unpaid balance
              plus accrued interest due November 15, 2003,
              bearing interest at 7.25%, secured by
              automotive equipment                                 $      14,040
                                                                   -------------
                                                                         147,373
              Less current portion                                       136,486
                                                                   -------------
                                                                   $      10,887
                                                                   =============

              The following are maturities of long-term debt for each of the next four fiscal years ending November 30:

              2001                                                 $     136,486
              2002                                                         3,389
              2003                                                         3,643
                                                                           3,855
                                                                   -------------
                                                                   $     147,373
                                                                   =============

NOTE 9 -      CAPITAL LEASES:

              The Company is the lessee of ad-insertion equipment under capital leases expiring in 2004. This equipment is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. This equipment is amortized over the lower of their related lease terms or their estimated production lives. Amortization of assets under capital leases is included in depreciation expense.

              The amount capitalized relative to the capital leases was $291,134.

              Minimum future lease payments under capital leases as of May 31, 2000 for each of the next five years and in the aggregate are:

              Years Ending November 30:                              Amount
              -------------------------                              ------
                  2000                                           $      73,844
                  2001                                                  73,844
                  2002                                                  71,876
                  2003                                                  71,482
                  2004                                                  56,973
                                                                       -------
                                                                       348,019

              Less Amount Representing Interest                         71,621
                                                                 -------------
              Present Value of Net Minimum Lease Payments        $     276,398
                                                                 =============

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1999

NOTE 10 -       INCOME TAXES:

                The Company and its subsidiary file a consolidated federal income tax return. The Company and its subsidiary file separate state income tax returns.

                Deferred income tax expense in the consolidating income statement has been allocated based upon each component company's federal taxable income compared to the federal taxable income for the consolidated group.

NOTE 11 -      RELATED PARTY TRANSACTIONS:

               At May 31, 2000, the Company has eliminated all inter-company balances from its consolidated financial statements. Several notes payable are secured by related parties' real and personal property. One note payable is guaranteed by one of the Company's stockholders.

NOTE 12 -      RETIREMENT PLAN:

               The Subsidiary has established a "Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)" that covers all employees. All contributions made under this plan are fully vested and non-forfeitable. The plan was effective July 1, 1998. The plan requires the Subsidiary to make a matching contribution up to a limit of 2% of participating employees' compensation.

NOTE 13 -      FINANCING FEE:

               The Company had been involved in the acquisition of a large aluminum plant in the Muscle Shoals area of northwest Alabama. As a result of their involvement, an unrelated company acquired this plant. The Company had a memorandum of understanding with the unrelated company that states the Company would be reimbursed for . . . "its documented, direct expenses incurred through closing . . . " involving the acquisition. Also, the memorandum gave the Company the option of a 2% ownership in the LLC that was the acquirer or a fee of $1,000,000. The memorandum states the reimbursement of expenses will occur on the date of closing and if the Company elects to receive the $1,000,000 fee, it will be paid in equal installments on the 1st and 2nd anniversary dates of the closing.

               As a result of a settlement, the Company agreed to receive a "financing fee" payable immediately in the amount of $1,387,000. In addition, the Company received $284,181 in reimbursed expenses. Certain expenses shown on the consolidated income statement are presented net of $103,666 in reimbursed expenses incurred in the year ended November 30, 1999.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1999

NOTE 14 -      NON-MONETARY TRANSACTION:

               In May 1999, the Company acquired certain digital technology related to its ad-insertion business. The technology included patents, intellectual property and other related intangible assets. The digital technology was acquired through the issuance of 2,236,000 shares of the Company's common stock. The acquisition was valued at $2 per share or a total of $4,472,000. The $2 per share value was based upon the most recent arms-length sale of the Company's common stock.

               Also, as part of the above transaction, the Company paid $20,000 for a license to use the technology in perpetuity without restriction.

               The Company had previously acquired assets related to this technology and those amounts in addition to the above are presented on the Company's balance sheet as "Digital Technology and License."

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                          Consolidating Balance Sheets
                                November 30, 1999

                                                       Avalon-
                                                        Borden            Avalon
                                                      Companies,          Media
                                                         Inc.          Group, Inc.       Eliminations      Consolidated
                                                     -----------       -----------       -----------        -----------
                   ASSETS

CURRENT ASSETS:
     Cash                                              $ 107,256          $ 92,903               $ -          $ 200,159
     Certificate of Deposit                              300,000                 -                 -            300,000
     Accounts Receivable                                       -           207,103                 -            207,103
     Accounts Receivable - Related Party                 106,316            30,843          (137,159)                 -
                                                     -----------       -----------       -----------        -----------

     Total Current Assets                                513,572           330,849          (137,159)           707,262
                                                     -----------       -----------       -----------        -----------

FIXED ASSETS:
     Fixed Assets                                          6,043           470,035                 -            476,078
     Accumulated Depreciation                               (345)          (30,024)                -            (30,369)
                                                     -----------       -----------       -----------        -----------

     Fixed Assets, Net                                     5,698           440,011                 -            445,709
                                                     -----------       -----------       -----------        -----------

OTHER ASSETS:
     Investment in Subsidiary                          5,246,149                 -        (5,246,149)                 -
     Digital Technology and License                            -         4,622,423                 -          4,622,423
     Goodwill, Net                                             -           332,500                 -            332,500
     Organization Cost, Net                                    -                 -                 -                  -
     Deferred Tax Asset                                    7,364             6,848                 -             14,212
     Operator Fee Deposit - Helicon                            -            10,000                 -             10,000
                                                     -----------       -----------       -----------        -----------

     Total Other Assets                                5,253,513         4,971,771        (5,246,149)         4,979,135
                                                     -----------       -----------       -----------        -----------


TOTAL ASSETS                                         $ 5,772,783       $ 5,742,631       $(5,383,308)       $ 6,132,106
                                                     ===========       ===========       ===========        ===========

          The accompanying notes and independent auditor's report are an integral part of these schedules to the financial statements.

                          AVALON-BORDEN COMPANIES, INC.
                          Consolidating Balance Sheets
                                November 30, 1999

                                                      Avalon-
                                                       Borden            Avalon
                                                     Companies,          Media
                                                        Inc.           Group, Inc.      Eliminations       Consolidated
                                                     -----------       -----------       -----------        -----------
                 LIABILITIES

CURRENT LIABILITIES:
     Accounts Payable                                   $ 83,808          $ 81,783       $         -          $ 165,591
     Accounts Payable - Related Party                     30,843           106,316          (137,159)                 -
     Notes Payable                                       648,000                 -                 -            648,000
     Accrued Income Taxes                                127,316            15,621                 -            142,937
     Payroll Tax Liabilities                                   -             1,356                 -              1,356
     Accrued Expenses                                     23,459               968                 -             24,427
     Current Portion - Long-Term Debt                    133,333             3,153                 -            136,486
     Current Portion - Capital Lease
         Obligations                                           -            48,835                 -             48,835
                                                     -----------       -----------       -----------        -----------

     Total Current Liabilities                         1,046,759           258,032          (137,159)         1,167,632
                                                     -----------       -----------       -----------        -----------

LONG-TERM LIABILITIES:
     Long-Term Debt                                            -            10,887                 -             10,887
     Capital Lease Obligations                                 -           227,563                 -            227,563
                                                     -----------       -----------       -----------        -----------

     Total Long-Term Liabilities                               -           238,450                 -            238,450
                                                     -----------       -----------       -----------        -----------

TOTAL LIABILITIES                                      1,046,759           496,482          (137,159)         1,406,082
                                                     -----------       -----------       -----------        -----------

STOCKHOLDERS' EQUITY:
     Common Stock                                         23,886                10               (10)            23,886
     Additional Paid-In Capital                        4,505,358         5,183,548        (5,183,548)         4,505,358
     Retained Earnings (Deficit)                         196,780            62,591           (62,591)           196,780
                                                     -----------       -----------       -----------        -----------

     Total Stockholders' Equity                        4,726,024         5,246,149        (5,246,149)         4,726,024
                                                     -----------       -----------       -----------        -----------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                            $ 5,772,783       $ 5,742,631       $(5,383,308)       $ 6,132,106
                                                     ===========       ===========       ===========        ===========

           The accompanying notes and independent auditor's report are an integral part of these schedules to the financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
            Consolidating Statements of Income and Retained Earnings
                          Year Ended November 30, 1999

                                                      Avalon-
                                                       Borden             Avalon
                                                     Companies,            Media
                                                         Inc.           Group, Inc.       Eliminations      Consolidated
                                                     -----------         ---------         ---------         ---------
REVENUES:
     Financing Fee                                   $ 1,387,000          $      -        $        -       $ 1,387,000
     Ad-Insertion Income                                       -           863,586                 -           863,586
                                                     -----------         ---------         ---------         ---------

         Total Revenues                                1,387,000           863,586                 -         2,250,586

COST OF REVENUES                                               -           317,628                 -           317,628
                                                     -----------         ---------         ---------         ---------

GROSS PROFIT                                           1,387,000           545,958                 -         1,932,958

OPERATING EXPENSES                                       318,216           511,158                 -           829,374
                                                     -----------         ---------         ---------         ---------

INCOME FROM OPERATIONS                                 1,068,784            34,800                 -         1,103,584
                                                     -----------         ---------         ---------         ---------

OTHER INCOME (EXPENSES):
     Subsidiary Income                                    16,364                 -           (16,364)                -
     Reimbursed Expenses                                 180,515                 -                 -           180,515
     Interest Income                                       6,957                                   -             6,957
     Interest Expense                                    (95,971)           (2,901)                -           (98,872)
                                                     -----------         ---------         ---------         ---------

         Other Income (Expenses), Net                    107,865            (2,901)          (16,364)           88,600
                                                     -----------         ---------         ---------         ---------

INCOME BEFORE INCOME TAXES                             1,176,649            31,899           (16,364)        1,192,184
                                                     -----------         ---------         ---------         ---------

INCOME TAXES:
     Current                                             127,316            22,383                 -           149,699
     Deferred                                             (7,364)           (6,848)                -           (14,212)
                                                     -----------         ---------         ---------         ---------

         Total Income Taxes                              119,952            15,535                 -           135,487
                                                     -----------         ---------         ---------         ---------

NET INCOME                                             1,056,697            16,364           (16,364)        1,056,697

RETAINED EARNINGS  -
     DECEMBER 1, 1998                                   (859,917)           46,227           (46,227)         (859,917)
                                                     -----------         ---------         ---------         ---------

RETAINED EARNINGS  -
     NOVEMBER 30, 1999                                 $ 196,780          $ 62,591         $ (62,591)        $ 196,780
                                                     ===========         =========         =========         =========

          The accompanying notes and independent auditor's report are an integral part of these schedules to the financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
           Consolidating Statements of Changes in Stockholders' Equity
                          Year Ended November 30, 1999

                                                      Avalon-            Avalon
                                                      Borden             Media
                                                    Companies,           Group,
                                                        Inc.              Inc.          Eliminations      Consolidated
                                                    -----------       -----------       ------------      ------------
COMMON STOCK:
     Beginning Balance                              $    21,950       $        10       $       (10)      $    21,950

     Correction of Error                                   (300)                -                 -              (300)

     Issuance of Stock - Purchase of
       Digital Technology and License                     2,236                 -                 -             2,236
                                                    -----------       ----------        ----------        -----------


     Ending Balance                                 $    23,886       $        10       $       (10)      $    23,886
                                                    ===========       ===========       ===========       ===========


ADDITIONAL PAID-IN CAPITAL:
     Beginning Balance                              $    35,294       $  599,990        $ (599,990)       $    35,294

     Correction of Error                                    300                 -                 -               300

     Issuance of Stock - Purchase of
       Digital Technology and License                 4,469,764                 -                 -         4,469,764

     Transfer of Digital Technology
       and License to Subsidiary                              -         4,583,558        (4,583,558)                -
                                                    -----------       ----------        ----------        -----------


     Ending Balance                                 $ 4,505,358       $ 5,183,548       $(5,183,548)      $ 4,505,358
                                                    ===========       ===========       ===========       ===========


RETAINED EARNINGS:
     Beginning Balance                              $  (859,917)         $ 46,227         $ (46,227)       $ (859,917)

     Net Income                                       1,056,697            16,364           (16,364)        1,056,697
                                                    -----------       ----------        ----------        -----------


     Ending Balance                                 $   196,780          $ 62,591         $ (62,591)        $ 196,780
                                                    ===========       ===========       ===========       ===========

          The accompanying notes and independent auditor's report are an integral part of these schedules to the financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          Year Ended November 30, 1999

                                                                Avalon-           Avalon
                                                                Borden            Media
                                                               Companies,         Group,
                                                                  Inc.             Inc.           Eliminations    Consolidated
                                                               -----------       ----------       ------------    ------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
     Cash Received from Customers and Fees                     $ 1,567,515        $ 855,343              $ -      $ 2,422,858
     Cash Paid to Suppliers and Employees                         (545,392)        (773,002)               -       (1,318,394)
     Interest Income                                                 6,957                -                -            6,957
     Interest Paid                                                (198,429)          (2,901)               -         (201,330)
     Income Taxes Paid                                                   -          (12,802)                          (12,802)
                                                                 ---------         --------              ----       ---------

          Net Cash from Operating Activities                       830,651           66,638                -          897,289
                                                                 ---------         --------              ----       ---------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
     Investment in Certificate of Deposit                         (300,000)               -                -         (300,000)
     Investment in Digital Technology                              (22,976)               -                -          (22,976)
     Acquisition of Fixed Assets                                    (4,414)        (334,879)               -         (339,293)
                                                                 ---------         --------              ----       ---------


          Net Cash from Investing Activities                      (327,390)        (334,879)               -         (662,269)
                                                                 ---------         --------              ----       ---------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
     Change in Related Party
         Receivable/Payable                                        (63,586)          63,586                -                -
     Proceeds from Long-Term Debt                                  100,000            6,131                -          106,131
     Proceeds from Capital Lease Obligations                             -          285,003                -          285,003
     Repayment of Long-Term Debt                                  (480,406)          (4,703)               -         (485,109)
     Repayment of Capital Lease Obligations                              -          (12,931)               -          (12,931)
                                                                 ---------         --------              ----       ---------

          Net Cash from Financing Activities                      (443,992)         337,086                -         (106,906)
                                                                 ---------         --------              ----       ---------

NET CHANGE IN CASH                                                  59,269           68,845                -          128,114

CASH - DECEMBER 1, 1998                                             47,988           24,057                -           72,045
                                                                 ---------         --------              ----       ---------


CASH - NOVEMBER 30, 1999                                         $ 107,257         $ 92,902              $ -        $ 200,159
                                                                 =========         ========              ==         =========

          The accompanying notes and independent auditor's report are an integral part of these schedules to the financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          Year Ended November 30, 1999



                                                                Avalon-            Avalon
                                                                Borden              Media
                                                               Companies,           Group,
                                                                  Inc.               Inc.         Eliminations    Consolidated
                                                               -----------         --------       ------------    ------------
  INCOME (LOSS) TO
  NET CASH FROM OPERATING ACTIVITIES:

NET INCOME (LOSS)                                              $ 1,056,696         $ 16,364        $ (16,364)     $ 1,056,696
     Adjustments:
          Depreciation                                                 277           22,961                -           23,238
          Amortization                                              29,130           95,111                -          124,241
          Income from Subsidiaries                                 (16,364)               -           16,364                -
     (Increase) Decrease in:
          Accounts Receivable                                            -           (8,244)               -           (8,244)
          Prepaids                                                       -            2,001                -            2,001
          Deferred Tax Asset                                        (7,364)          (6,848)                          (14,212)
     Increase (Decrease) in:
          Cash Overdraft                                           (55,387)               -                -          (55,387)
          Accounts Payable                                        (197,837)         (53,654)               -         (251,491)
          Payroll Tax Liabilities                                   (3,358)          (6,353)               -           (9,711)
          Accrued Income Taxes                                     127,316            9,581                -          136,897
          Accrued Expenses                                        (102,458)          (4,281)               -         (106,739)
                                                               -----------         --------        ---------      -----------

NET CASH FROM OPERATING
  ACTIVITIES                                                     $ 830,651         $ 66,638        $       -        $ 897,289
                                                               ===========         ========        =========      ===========


          The accompanying notes and independent auditor's report are an integral part of these schedules to the financial statements.

                         AVALON-BORDEN COMPANIES, INC.
                                AND SUBSIDIARY

                       Consolidated Financial Statements
                         and Consolidating Schedules

                                November 30, 1998

                            CADE & ASSOCIATES, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                      2100 SOUTHBRIDGE PARKWAY - SUITE 460
                           BIRMINGHAM, ALABAMA 35209

A. CATLIN CADE, IV, CPA                              TELEPHONE (205) 871-8600
F. EUGENE DUNCAN, CPA                                FACSIMILE (205) 871-8676
NANCY K. WILSON, CPA                                 WATS 1-800-356-6403
BRADLEY D HUDSON, CPA
TERRI D SELMAN
BENTON B. RAMEY
GILBERT L. CRENSHAW, JR., CPA



To the Board of Directors and Stockholders of Avalon-Borden Companies, Inc.

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of Avalon-Borden Companies, Inc. (a Delaware corporation) and subsidiary as of November 30, 1998, and the related consolidated statements of income and retained earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avalon-Borden Companies, Inc. and subsidiary as of November 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

/s/ Cade & Associates, PC

Birmingham, Alabama
March 9, 1999

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                           Consolidated Balance Sheet
                                November 30, 1998

CURRENT ASSETS:
     Cash                                                                                                 $ 72,046
     Accounts Receivable                                                                                   198,859
     Prepaid Items                                                                                           1,940
     Deposits                                                                                               64,263
                                                                                                       -----------

     Total Current Assets                                                                                  337,108
                                                                                                       -----------

FIXED ASSETS:
     Fixed Assets                                                                                          136,786
     Accumulated Depreciation                                                                               (7,131)
                                                                                                       -----------

     Fixed Assets, Net                                                                                     129,655
                                                                                                       -----------

OTHER ASSETS:
     Other Investments                                                                                      88,582
     Goodwill, Net                                                                                         427,500
     Organization Cost, Net                                                                                 27,844
     Loan Closing Costs, Net                                                                                 1,285
     Operator Fee Deposit - Helicon                                                                         10,000
                                                                                                       -----------

     Total Other Assets                                                                                    555,211
                                                                                                       -----------

TOTAL ASSETS                                                                                           $ 1,021,974
                                                                                                       ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                           Consolidated Balance Sheet
                                November 30, 1998

CURRENT LIABILITIES:
     Cash Overdraft                                                                                     $   55,387
     Accounts Payable                                                                                      442,310
     Notes Payable                                                                                         838,000
     Notes Payable - Related Party                                                                          57,073
     Accrued Income Taxes                                                                                    6,040
     Payroll Tax Liabilities                                                                                11,067
     Accrued Expenses                                                                                       33,678
     Accrued Expenses - Related Party                                                                       97,488
     Current Portion - Long-Term Debt                                                                      136,229
                                                                                                        ----------

     Total Current Liabilities                                                                           1,677,272

LONG-TERM LIABILITIES:
     Long-Term Debt                                                                                        147,375
                                                                                                        ----------

TOTAL LIABILITIES                                                                                        1,824,647
                                                                                                        ----------

STOCKHOLDERS' EQUITY (DEFICIT):
     Common Stock                                                                                           21,950
     Additional Paid-In Capital                                                                             35,294
     Retained Earnings (Deficit)                                                                          (859,917)
                                                                                                        ----------

     Total Stockholders' Equity                                                                           (802,673)
                                                                                                        ----------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                                   $ 1,021,974
                                                                                                       ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
        Consolidated Statement of Income and Retained Earnings (Deficit)
                          Year Ended November 30, 1998

REVENUES                                                                                               $ 513,170

COST OF REVENUES                                                                                         201,491
                                                                                                       ---------

GROSS PROFIT                                                                                             311,679

OPERATING EXPENSES                                                                                       854,036
                                                                                                       ---------

INCOME (LOSS) FROM OPERATIONS                                                                           (542,357)
                                                                                                       ---------

OTHER INCOME (EXPENSES):
     Loss on Investment                                                                                  (50,000)
     Interest Expense                                                                                    (61,216)
                                                                                                       ---------

         Other Income (Expenses), Net                                                                   (111,216)
                                                                                                       ---------

INCOME (LOSS) BEFORE TAXES                                                                              (653,573)

CURRENT INCOME TAXES                                                                                       6,040
                                                                                                       ---------

NET INCOME                                                                                              (659,613)

RETAINED EARNINGS (DEFICIT) - DECEMBER 1, 1997                                                          (200,304)
                                                                                                       ---------

RETAINED EARNINGS (DEFICIT) - NOVEMBER 30, 1998                                                       $ (859,917)
                                                                                                      ==========


            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
       Consolidated Statement of Changes in Stockholders' Equity (Deficit)
                           Year Ended November 30,1998


                                                                           Additional          Retained
                                               Common Stock                  Paid-In           Earnings
                                         Shares             Amount           Capital           (Deficit)          Total
                                       ----------          --------        -----------         ---------       -----------
BALANCE -
     DECEMBER 1, 1997                  15,050,000          $ 15,050        $    42,194         $(200,304)      $  (143,060)

     Issuance of Shares                 6,900,000             6,900             (6,900)                -                 -

     Net Loss for the Year                      -                 -                  -          (659,613)         (659,613)
                                       ----------          --------        -----------         ---------       -----------


BALANCE -
     NOVEMBER 30, 1998                 21,950,000          $ 21,950        $    35,294         $(859,917)      $  (802,673)
                                       ==========          ========        ===========         =========       ===========


            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                           AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                             Consolidated Statement of Cash Flows
                                  Year Ended November 30, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
     Cash Received from Customers                                                                       $ 307,810
     Cash Paid to Suppliers and Employees                                                                (531,059)
                                                                                                        ---------

          Net Cash from Operating Activities                                                             (223,249)
                                                                                                        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Investments                                                                                          (88,582)
     Acquisition of Fixed Assets                                                                         (201,049)
     Operator Fee Deposit                                                                                 (10,000)
     Goodwill                                                                                            (475,000)
     Loan Closing Costs                                                                                    (2,569)
                                                                                                        ---------

          Net Cash from Investing Activities                                                             (777,200)
                                                                                                        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from Notes Payable                                                                        1,144,887
     Repayment of Long-Term Debt                                                                          (77,333)
                                                                                                        ---------

          Net Cash from Financing Activities                                                            1,067,554
                                                                                                        ---------

NET CHANGE IN CASH                                                                                         67,105

CASH AT BEGINNING OF YEAR                                                                                   4,941
                                                                                                        ---------

CASH AT END OF YEAR                                                                                      $ 72,046
                                                                                                        =========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                           AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                              Consolidated Statement of Cash Flows
                                  Year Ended November 30, 1998



RECONCILIATION OF NET LOSS TO
  NET CASH FROM OPERATING ACTIVITIES:

NET INCOME (LOSS)                                                                                      $ (659,613)
     Adjustments:
          Allowance for Bad Debts                                                                           6,500
          Depreciation                                                                                      7,131
          Amortization                                                                                     76,629
     (Increase) Decrease in:
          Accounts Receivable                                                                            (205,359)
          Prepaids                                                                                         (1,940)
     Increase (Decrease) in:
          Cash Overdraft                                                                                   55,387
          Accounts Payable                                                                                438,193
          Payroll Tax Liabilities                                                                          11,067
          Accrued Income Taxes                                                                              6,040
          Accrued Expenses                                                                                 42,716
                                                                                                       ----------

NET CASH FROM OPERATING ACTIVITIES                                                                     $ (223,249)
                                                                                                       ==========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                          Notes to Financial Statements
                                November 30, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - Avalon-Borden Companies, Inc. (the Company) is a holding company actively pursuing investment in profitable businesses in the Southeast, primarily. At November 30, 1998, the Company had one wholly owned subsidiary and was involved in the purchase of a large aluminum plant in the Muscle Shoals area of northwestern Alabama. The Company was also involved in acquisition negotiations with a business in Tennessee.

The Company's wholly owned subsidiary, Avalon Media Group, Inc. (the Subsidiary) operates an ad-insertion business for local cable companies in southeastern Tennessee and northwestern Alabama markets. The Subsidiary purchased the assets of a company in that same business at the end of May 1998. These financial statements covered the Subsidiary's operations from that acquisition to November 30, 1998.

Consolidation Policy - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting - The Company uses the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Bad Debts - The Company uses the allowance method for uncollectible accounts. Bad debt expense charged to the Subsidiary's operations was $6,500.

Fixed Assets - Fixed assets are presented at cost. The cost is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system for income tax purposes. Depreciation expense charged to operations for the period was $7,131.

Goodwill - Goodwill, which represents the excess of the cost of purchased companies over the fair value of their net assets at the date of acquisition, is being amortized on the straight-line method over five years. Amortization expense charged to operations related to goodwill was $47,500.

                  AVALON-BORDEN COMPANIES, INC. AND SUBSIDIARY
                   Notes to Financial Statements (Continued)
                               November 30, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Revenue Recognition - The Subsidiary recognizes revenue in the month the advertising "runs" on the various cable systems. Cost of revenue based upon the contractual percentage charged by the various cable operators. Payment of the cost is due upon collection of the fees from the advertisers. The Subsidiary uses a five percent reduction of revenue to allow for uncollectible accounts in the calculation of the cost of revenue.

Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from differences in accounting for depreciation, amortization, bad debts, and accrued interest payable to cash basis taxpayers.

NOTE 2 - ACCOUNTS RECEIVABLE:

Accounts receivable are presented net of the allowance for doubtful accounts. At November 30, 1998, the allowance for doubtful accounts is $6,500.

NOTE 3 - DEPOSITS:

Deposits represents payments on conversion of the Subsidiary's insertion business to digital technology. Upon being placed in service, the balance in this account will be transferred to the fixed assets category and subject to depreciation at that time.

NOTE 4 - FIXED ASSETS:

At November 30, 1998, Fixed Assets consists of:

               Production Equipment               $ 71,500
               Ad Insertion Equipment               43,947
               Vehicles                             19,366
               Computer Equipment                    1,629
               Other                                   344
                                                  --------
               Total                              $136,786
                                                  ========

                  AVALON-BORDEN COMPANIES, INC. AND SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1998


NOTE 5 - OTHER INVESTMENTS:

The balance in this account represents costs associated with the Company's negotiations with a possible acquisition. The Company has capitalized these costs in anticipation of finalizing the acquisition. The Company will expense these costs at the time it is evident the planned acquisition will not occur.

NOTE 6 - ORGANIZATION COST:

Organization Cost relates to the Company's initial organization. The cost is being amortized over five years. The original cost was $139,220 and accumulated amortization at November 30, 1998 was $111,376. Amortization of organization costs charged to operations for the year was $27,844.

NOTE 7 - LOAN COSTS:

Loan costs is being amortized over the term of the associated debt. The original costs was $2,569. Accumulated amortization at November 30, 1998 was $1,284. Amortization of loan costs charged to operations for the year was $1,284.

NOTE 8 - CONSULTING AGREEMENT:

Included in Accounts Payable at November 1998 is a payable related to a consulting contract for the drafting, revision and publication of a possible acquisition's business plan including a five year financial projection. The consultant was also responsible for management of the possible acquisition's technology development and deployment. The agreement states that the consultant would be paid at a rate of $150 per hour prior to completion of an equity offering of the possible acquisition. The agreement has a clause whereby the consultant hourly rate will be reduced to $38 per hour if the equity offering is unsuccessful for any reason. At November 30, 1998, the account payable related to this agreement is $193,800. This amount is recorded at the $150 per hour rate as the equity offering is still a possibility. If the offering is not accomplished, the payable will be revalued at $49,096.

                  AVALON-BORDEN COMPANIES, INC. AND SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1998


NOTE 9 - NOTES PAYABLE:

The Company has several notes payable with maturities within one year of the fiscal year-end of November 30, 1998. The notes had interest rates ranging from 4.5% to 15%. Security for the notes ranged from unsecured to real and personal property provided by related parties. One note is secured by specific shares of the Company's stock.

NOTE 10 - NOTE PAYABLE - RELATED PARTY:

At November 30, 1998, the Company had a $57,073 note payable to a related party. The note has no stated due date and is unsecured. The note bears an interest rate of 10%. Transactions related to this note for the year consisted of advances of $60,000 and payments of $104,000, resulting in a net payment of the note of $44,000 for the year. The Company specified that all payments be applied to principal only. The Company has made no payments on the accrued interest on this note since inception. The balance of accrued interest at November 30, 1998 was $97,488 and is also unsecured.

NOTE 11 - LONG-TERM DEBT:

Following is a summary of long-term debt at November 30, 1998:

     Note payable related to acquisition of subsidiary,
     principal and interest payable quarterly beginning
     September 1, 1998 with final payment due
     September 1, 2000, bearing interest at prime plus
     2%, unsecured, guaranteed by related party              $ 266,667

     Note payable to a bank, payable in 59 installments
     of $339 with any unpaid balance plus accrued
     interest due November 15, 2003, bearing interest
     at 7.25%, secured by automotive equipment                  16,937
                                                             ---------

                                                             $ 283,604

     Less current portion                                      136,229
                                                             ---------

     Long-Term Portion                                       $ 147,375
                                                             =========

                  AVALON-BORDEN COMPANIES, INC. AND SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1998


NOTE 11 - LONG-TERM DEBT (Continued):

Following are maturities of long-term debt for each of the next five fiscal years ending November 30:

                    1999                     $ 136,299
                    2000                       136,487
                    2001                         3,389
                    2002                         3,643
                    2003                         3,856
                                             ---------

                                             $ 283,604
                                             =========

NOTE 12 - INCOME TAXES:

The Company and its subsidiary file a consolidated federal income tax return. The Company and its subsidiary file separate state income tax returns. The current tax expense relates to accrued state income taxes. No deferred income tax is presented because the Company has sufficient net operating losses to offset federal taxable income.

Deferred income tax expense in the consolidating income statement has been allocated based upon each component company's federal taxable income compared to the federal taxable income for the consolidated group. The Company has available at November 30, 1998, approximately $733,000 of unused net operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2010 to 2013.

NOTE 13 - RELATED PARTY TRANSACTIONS:

At November 30, 1998, the Company has eliminated all intercompany balances from its consolidated financial statements. Several notes payable are secured by related parties' real and personal property. One note payable is guaranteed by one of the Company's stockholders.

                  AVALON-BORDEN COMPANIES, INC. AND SUBSIDIARY
                    Notes to Financial Statements (Continued)
                                November 30, 1998


NOTE 14 - RETIREMENT PLAN:

The Subsidiary has established a "Savings Incentive Match Plan for Employees of Small Employers (SIMPLE)" that covers all employees. All contributions made under this plan are fully vested and nonforfeitable. The plan was effective July 1, 1998. For the calendar year 1998, the Subsidiary will make a matching contribution up to a limit of 2% of participating employee's compensation. At November 30, 1998, the Subsidiary has accrued $1,000 as its matching contribution.

NOTE 15 - LOSS ON INVESTMENT:

During the year the Company acquired 100% of the outstanding stock of a Birmingham, Alabama business that operated in the area of corporate temporary housing in a stock-for-stock swap. The Company subsequently invested $50,000 in the subsidiary. Due to business reasons, the Company and the acquired company jointly agreed to rescind the original agreement effective on the date of acquisition with the provision that the acquired company not be required to repay the $50,000 investment.

NOTE 16 - CONTINGENCIES:

The Company has been involved in the acquisition of a large aluminum plant in the Muscle Shoals area of northwest Alabama. As a result of their involvement, an unrelated company is current negotiating to acquire this plant. The Company has a memorandum of understanding with the unrelated company that states the Company will be reimbursed for "...its documented, direct expenses incurred through closing..." involving the acquisition. Also, the memorandum gives the Company the option of a 2% ownership in the LLC that is the acquirer or a fee of $1,000,000. The memorandum states the reimbursement of expenses will occur on the date of closing and if the Company elects to receive the $1,000,000 fee, it will be paid in equal installments on the 1st and 2nd anniversary dates of the closing.

The above ownership interests or receipt of fees and reimbursement of expenses are dependent upon the "consummation of the purchase." Because of this contingency, the Company has elected not to record any receivables or reduction in expenses in this fiscal year. If the reimbursement or receipt of the fee occurs, the Company will record those as income in the fiscal year the purchase is closed. The Company has not yet decided if it will choose the 2% ownership position in the LLC or the $1,000,000 fee if the purchase is closed. The Company further believes that if the purchase is closed, then the reimbursement of expenses described above will be approximately $500,000. The Company is not responsible for all of the expected $500,000 in reimbursable expenses and in the event the purchase is closed, it anticipates it will expend a portion of the reimbursement to other parties.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                          Consolidating Balance Sheets
                                November 30, 1998


                                                        Avalon-
                                                        Borden            Avalon
                                                       Companies,         Media
                                                         Inc.           Group, Inc.       Eliminations      Consolidated
                                                       ---------        -----------       ------------      ------------
                   ASSETS

CURRENT ASSETS:
     Cash                                               $ 47,988          $ 24,058         $       -           $ 72,046
     Accounts Receivable                                       -           198,859                 -            198,859
     Prepaid Items                                             -             1,940                 -              1,940
     Deposits                                                  -            64,263                 -             64,263
                                                       ---------         ---------        ----------        -----------

     Total Current Assets                                 47,988           289,120                 -            337,108
                                                       ---------         ---------        ----------        -----------

FIXED ASSETS:
     Fixed Assets                                          1,629           135,157                 -            136,786
     Accumulated Depreciation                                (68)           (7,063)                -             (7,131)
                                                       ---------         ---------        ----------        -----------

     Fixed Assets, Net                                     1,561           128,094                 -            129,655
                                                       ---------         ---------        ----------        -----------

OTHER ASSETS:
     Investment in Subsidiaries                          646,227                 -          (646,227)                 -
     Other Investments                                    88,582                 -                 -             88,582
     Goodwill, Net                                             -           427,500                 -            427,500
     Organization Cost, Net                               27,844                 -                 -             27,844
     Loan Closing Costs, Net                               1,285                 -                 -              1,285
     Accounts Receivable - Related Party                  39,231            27,343           (66,574)                 -
     Operator Fee Deposit - Helicon                            -            10,000                 -             10,000
                                                       ---------         ---------        ----------        -----------

     Total Other Assets                                  803,169           464,843          (712,801)           555,211
                                                       ---------         ---------        ----------        -----------


TOTAL ASSETS                                           $ 852,718         $ 882,057        $ (712,801)       $ 1,021,974
                                                       =========         =========        ==========        ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                          AVALON-BORDEN COMPANIES, INC.
                          Consolidating Balance Sheets
                                November 30, 1998


                                                      Avalon-
                                                       Borden            Avalon
                                                     Companies,          Media
                                                        Inc.           Group, Inc.       Eliminations      Consolidated
                                                     -----------       -----------       -----------        -----------
                 LIABILITIES

CURRENT LIABILITIES:
     Cash Overdraft                                    $  55,387          $      -        $        -          $  55,387
     Accounts Payable                                    281,646           160,664                 -            442,310
     Accounts Payable - Related Party                     27,343            39,231           (66,574)                 -
     Notes Payable                                       838,000                 -                 -            838,000
     Notes Payable - Related Parties                     57,073                 -                 -             57,073
     Accrued Income Taxes                                      -             6,040                 -              6,040
     Payroll Tax Liabilities                               3,358             7,709                 -             11,067
     Accrued Expenses                                     28,429             5,249                 -             33,678
     Accrued Expenses - Related Party                     97,488                 -                 -             97,488
     Current Portion - Long Term Debt                    133,333             2,896                 -            136,229
                                                     -----------       -----------       -----------        -----------

     Total Current Liabilities                         1,522,057           221,789           (66,574)         1,677,272
                                                     -----------       -----------       -----------        -----------

LONG-TERM LIABILITIES:
     Long-Term Debt                                      133,334            14,041                 -            147,375
                                                     -----------       -----------       -----------        -----------

TOTAL LIABILITIES                                      1,655,391           235,830           (66,574)         1,824,647
                                                     -----------       -----------       -----------        -----------

STOCKHOLDERS' EQUITY:
     Common Stock                                         21,950                10               (10)            21,950
     Additional Paid-In Capital                           32,294           599,990          (599,990)            32,294
     Retained Earnings (Deficit)                        (859,917)           46,227           (46,227)          (859,917)
                                                     -----------       -----------       -----------        -----------

     Total Stockholders' Equity                         (802,673)          646,227          (646,227)          (802,673)
                                                     -----------       -----------       -----------        -----------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                            $   852,718       $   882,057       $  (712,801)       $ 1,021,974
                                                     ===========       ===========       ===========        ===========


            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
       Consolidating Statements of Income and Retained Earnings (Deficit)
                          Year Ended November 30, 1998

                                                       Avalon-
                                                       Borden             Avalon
                                                     Companies,           Media
                                                         Inc.           Group, Inc.      Eliminations      Consolidated
                                                      ----------          --------         ---------        ----------
REVENUES                                              $        -         $ 513,170         $       -         $ 513,170
COST OF REVENUES                                               -           201,491                 -           201,491
                                                      ----------          --------         ---------        ----------
GROSS PROFIT                                                   -           311,679                 -           311,679
OPERATING EXPENSES                                       617,133           236,903                 -           854,036
                                                      ----------          --------         ---------        ----------
INCOME (LOSS) FROM
     OPERATIONS                                         (617,133)           74,776                 -          (542,357)
                                                      ----------          --------         ---------        ----------
OTHER INCOME (EXPENSES):
     Income from Subsidiary                               46,227                 -           (46,227)                -
     Loss on Investment                                  (50,000)                -                 -           (50,000)
     Interest Expense                                    (61,216)                -                 -           (61,216)
                                                      ----------          --------         ---------        ----------

         Other Income (Expenses), Net                    (64,989)                -           (46,227)         (111,216)
                                                      ----------          --------         ---------        ----------

INCOME (LOSS) BEFORE
     INCOME TAXES                                       (682,122)           74,776           (46,227)         (653,573)
                                                      ----------          --------         ---------        ----------

INCOME TAXES:
     Current                                                   -             6,040                 -             6,040
     Deferred                                            (22,509)           22,509                 -                 -
                                                      ----------          --------         ---------        ----------

              Total Income Taxes                         (22,509)           28,549                 -             6,040
                                                      ----------          --------         ---------        ----------

NET INCOME                                              (659,613)           46,227           (46,227)         (659,613)

RETAINED EARNINGS  -
     BEGINNING OF YEAR                                  (200,304)                -                 -          (200,304)
                                                      ----------          --------         ---------        ----------

RETAINED EARNINGS  -
     END OF YEAR                                      $ (859,917)         $ 46,227         $ (46,227)       $ (859,917)
                                                      ==========          ========         =========        ==========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
            Consolidated Statements of Changes in Stockholders' Equity
                          Year Ended November 30, 1998

                                                     Avalon-            Avalon
                                                      Borden             Media
                                                    Companies,           Group,
                                                        Inc.              Inc.          Eliminations      Consolidated
                                                    -----------       -----------       -----------       -----------
COMMON STOCK:
     Beginning Balance                                 $ 15,050         $      0          $      -          $  15,050

     Incorporation of Subsidiary                              -                10               (10)                -

     Issuance of Stock - Services
          Provided                                        6,900                 -                 -             6,900
                                                    -----------       -----------       -----------       -----------

     Ending Balance                                    $ 21,950         $     10          $    (10)         $  21,950
                                                    ===========       ===========       ===========       ===========

ADDITIONAL PAID-IN CAPITAL:
     Beginning Balance                                 $ 42,194         $      -          $      -          $  42,194

     Incorporation of Subsidiary                              -          599,990          (599,990)                -

     Issuance of Stock - Services
          Provided                                     $ (6,900)        $      -          $      -          $  (6,900)
                                                    -----------       -----------       -----------       -----------

     Ending Balance                                    $ 35,294         $599,990          $(599,990)        $  35,294
                                                    ===========       ===========       ===========       ===========

RETAINED EARNINGS:
     Beginning Balance                                $(200,304)        $      -          $       -         $(200,304)

     Net Income (Loss)                                 (659,613)          46,277            (46,227)         (659,613)
                                                    -----------       -----------       -----------       -----------

     Ending Balance                                   $(859,917)         $46,227          $ (46,227)        $(859,917)
                                                    ===========       ===========       ===========       ===========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                   AVALON-BORDEN COMPANIES, INC. & SUBSIDIARY
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          Year Ended November 30, 1998

                                                                  Avalon-          Avalon
                                                                  Borden            Media
                                                                Companies,         Group,
                                                                    Inc.             Inc.         Eliminations     Consolidated
                                                                  --------         --------         ---------        --------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
     Cash Received from Customers                                $       -        $ 307,810         $      -        $ 307,810
     Cash Paid to Suppliers and Employees                         (325,411)        (205,648)               -         (531,059)
                                                                  --------         --------         ---------        --------

          Net Cash from Operating Activities                      (325,411)         102,162                -         (223,249)
                                                                  --------         --------         ---------        --------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
     Investment In Subsidiaries                                   (600,000)               -          600,000                -
     Investments                                                   (88,582)               -                -          (88,582)
     Acquisition of Fixed Assets                                    (1,629)        (199,420)               -         (201,049)
     Operator Fee Deposit                                                -          (10,000)               -          (10,000)
     Goodwill                                                            -         (475,000)               -         (475,000)
     Loan Closing Costs                                             (2,569)               -                -           (2,569)
     Change in Common Stock                                              -               10              (10)               -
     Change in Additional Paid-In Capital                                -          599,990         (599,990)               -
                                                                  --------         --------         ---------        --------

          Net Cash from Investing Activities                      (692,780)         (84,420)               -         (777,200)
                                                                  --------         --------         ---------        --------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
     Change in Related Party
         Receivable/Payable                                         10,621          (10,621)               -                -
     Proceeds from Notes Payable                                 1,127,950           16,937                -        1,144,887
     Repayment of Long-Term Debt                                   (77,333)               -                -          (77,333)
                                                                  --------         --------         ---------        --------

          Net Cash from Financing Activities                     1,061,238            6,316                -        1,067,554
                                                                  --------         --------         ---------        --------

NET CHANGE IN CASH                                                  43,047           24,058                -           67,105

CASH AT BEGINNING OF YEAR                                            4,941                -                -            4,941
                                                                  --------         --------         ---------        --------


CASH AT END OF YEAR                                               $ 47,988         $ 24,058         $      -         $ 72,046
                                                                  ========         ========         =========        ========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                             BORDEN COMPANIES, INC.
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          Year Ended November 30, 1998

                                                                 Avalon-            Avalon
                                                                  Borden            Media
                                                                Companies,          Group,
                                                                   Inc.              Inc.         Eliminations     Consolidated
                                                                 ---------        ---------        --------         ---------
RECONCILIATION OF NET LOSS TO
  NET CASH FROM OPERATING ACTIVITIES:

NET INCOME (LOSS)                                                $(659,613)        $ 46,227        $ (46,227)       $(659,613)
     Adjustments:
          Allowance for Bad Debts                                        -            6,500                -            6,500
          Depreciation                                                  68            7,063                -            7,131
          Amortization                                              29,129           47,500                -           76,629
          Deferred Income Taxes                                    (22,509)          22,509                -                -
          Income from Subsidiaries                                 (46,227)               -           46,227                -
     (Increase) Decrease in:
          Accounts Receivable                                            -         (205,359)               -         (205,359)
          Prepaids                                                       -           (1,940)               -           (1,940)
     Increase (Decrease) in:
          Cash Overdraft                                            55,387                -                -           55,387
          Accounts Payable                                         277,529          160,664                -          438,193
          Payroll Tax Liabilities                                    3,358            7,709                -           11,067
          Accrued Income Taxes                                           -            6,040                -            6,040
          Accrued Expenses                                          37,467            5,249                -           42,716
                                                                 ---------        ---------        --------         ---------

NET CASH FROM OPERATING
  ACTIVITIES                                                     $(325,411)       $ 102,162        $       -        $(223,249)
                                                                 =========        =========        ========         =========

            The accompanying notes and independent auditor's report
              are an integral part of these financial statements.

                                    PART III
ITEMS 1 and 2.   INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

            The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached to this Form 10-SB.

                                   SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AVALON-BORDEN COMPANIES, INC.
                                                          (Registrant)
                                                By: Mr. James M. Bohannon
Date:    10/11/2000                                 -------------------------
       ----------------------                       Mr. James M. Bohannon
                                                  Its Chief Executive Officer